                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-48169

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 21, 1998)
                                2,750,000 SHARES

                               EQUITY INNS, INC.

                   9 1/2% SERIES A CUMULATIVE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                               ------------------

    The shares of 9 1/2% Series A Cumulative Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), are being offered by Equity Inns, Inc. (the "Company"), a Tennessee corporation that has elected to be taxed for federal income tax purposes as a real estate investment trust (a "REIT"). Dividends on the Series A Preferred Stock are cumulative from the date of original issue and are payable quarterly, commencing on October 31, 1998, at the rate of 9 1/2% per annum of the $25 liquidation preference (equivalent to an annual dividend rate of $2.375 per share).

    The Series A Preferred Stock is not redeemable prior to June 25, 2003, except in certain limited circumstances relating to the ownership limitation necessary to preserve the Company's qualification as a REIT. On and after June 25, 2003, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or from time to time in part, at a redemption price of $25 per share, plus accumulated and unpaid dividends, if any, to the redemption date. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into or exchangeable for any other securities of the Company. The Series A Preferred Stock will rank senior to the Common Stock (as defined herein) with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company. The Series A Preferred Stock is subject to certain restrictions on ownership and transfer designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Series A Preferred Stock."

    The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ENNPrA." If approved for listing, trading of the Series A Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series A Preferred Stock. While the Underwriters (as defined herein) have advised the Company that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Series A Preferred Stock will exist prior to commencement of trading on the NYSE or at any other time. See "Underwriting."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED STOCK.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                                                       UNDERWRITING
                                                PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                               PUBLIC(1)              COMMISSIONS(2)             COMPANY(3)
------------------------------------------------------------------------------------------------------------------
Per Share                                        $25.00                  $0.7875                  $24.2125
------------------------------------------------------------------------------------------------------------------
Total(4)                                      $68,750,000               $2,165,625              $66,584,375
==================================================================================================================

   (1) Plus accumulated dividends, if any, from the date of original issuance.

   (2) For information regarding indemnification of the Underwriters, see "Underwriting."

   (3) Before deducting estimated expenses of $350,000 payable by the Company.

   (4) The Company has granted the Underwriters a 30-day option to purchase up to 412,500 additional shares of Series A Preferred Stock on the same terms set forth above, to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $79,062,500, $2,490,469 and $76,572,031, respectively. See
       "Underwriting."
                               ------------------

    The shares of Series A Preferred Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. It is expected that delivery of the shares of Series A Preferred Stock offered hereby will be made on or about June 25, 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company.
                               ------------------
SALOMON SMITH BARNEY
            J.C. BRADFORD & CO.
                        CIBC OPPENHEIMER
                                   MORGAN KEEGAN & COMPANY, INC.
                                            PRUDENTIAL SECURITIES INCORPORATED
                                                    RONEY CAPITAL MARKETS
                               A DIVISION OF FIRST CHICAGO CAPITAL MARKETS, INC.
June 23, 1998

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK, INCLUDING OVER-ALLOTMENTS, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" ELSEWHERE HEREIN AND "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. As used herein, the term "Company" includes Equity Inns Partnership, L.P. (the "Partnership") and the Company's and the Partnership's direct and indirect subsidiaries. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company is a self-advised and self-administered REIT that, through subsidiaries, currently owns 95 hotels (the "Current Hotels") with an aggregate of 11,571 rooms located in 32 states. The Current Hotels operate as Hampton Inn(R) hotels (58), Residence Inn(R) hotels (12), AmeriSuites(R) hotels (10), Homewood Suites(R) hotels (6), Holiday Inn(R) hotels (4), Comfort Inn(R) hotels
(3), one Hampton Inn & Suites(R) hotel and one Holiday Inn Express(R) hotel. The Company has entered into agreements to acquire nine AmeriSuites hotels with an aggregate of 1,165 rooms in eight states (the "AmeriSuites Acquisition Hotels," and, together with the Current Hotels, the "Hotels"). The Company, through the Partnership, leases 82 of the Current Hotels to subsidiaries (collectively, the "Interstate Lessee") of Interstate Hotels Company ("Interstate"), and its ten AmeriSuites brand Current Hotels to a subsidiary (the "Prime Lessee") of Prime Hospitality Corp. ("Prime"), pursuant to leases ("Percentage Leases") that provide for annual rent equal to the greater of (i) a fixed annual base rent ("Base Rent") or (ii) percentage rent based on the revenues of the hotels ("Percentage Rent"). The remaining three Current Hotels are operated pursuant to management agreements, two by Interstate and one by CapStar Hotel Co. On June 2, 1998, Interstate was acquired by Patriot American Hospitality, Inc., a REIT.

     The Company's executive offices are located at 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, and its telephone number is (901) 761-9651.

                              RECENT DEVELOPMENTS

PENDING MERGER WITH RFS

     On April 21, 1998, a newly formed, wholly-owned subsidiary of the Company ("Merger Sub"), the Company and the Partnership entered into an Asset Sale Agreement and Plans of Mergers (the "Merger Agreement") with RFS Hotel Investors, Inc. ("RFS") and its operating partnership, RFS Partnership, L.P. ("RFS Partnership"), pursuant to which RFS will be merged into Merger Sub and RFS Partnership will be merged into the Partnership (collectively, the "Merger"). RFS, a REIT, owns through its subsidiaries a diversified portfolio of 63 full service, extended stay and premium limited service hotels (the "RFS Hotels") with an aggregate of 9,017 rooms located in 24 states. Pursuant to the Merger Agreement, each outstanding share of RFS common stock and RFS preferred stock will be exchanged for a number of shares of the Company's common stock, $.01 par value (the "Common Stock") determined as follows (the "Exchange Ratio"): (i) if the average price of the Common Stock during a 20-day measurement period prior to the closing of the Merger (the "Average Price") is less than $17.00, 1.5 shares of Common Stock or (ii) if the Average Price is greater than $17.00, the number of shares of Common Stock determined by dividing $25.50 by the Average Price. Furthermore, if the Average Price is less than $14.00, then either the Company or RFS may terminate the Merger Agreement. The Merger Agreement also contemplates that, among other things, simultaneously with the effective time of the Merger, RFS Partnership, L.P. ("RFS OP") will sell to the Partnership all of the real and personal property of RFS OP, which asset sale will be consummated by means of a merger of RFS OP with and into the Partnership. In addition, the Company will assume or incur approximately $350 million of debt (including a $95.5 million lease termination payment) in connection with the Merger.

     Upon payment of certain lease termination amounts to the current lessees of 57 of the RFS Hotels, RFS expects to terminate the existing leases for such RFS Hotels as a condition to closing of the Merger. The Company intends to enter into new leases for such hotels, plus three additional RFS hotels currently owned by a taxable subsidiary of RFS, effective upon closing of the Merger. It is a condition to closing of the Merger that the Company has entered into leases, with terms acceptable to the Company, with respect to such RFS Hotels. The Company has received a non-binding proposal letter from a potential lessee proposing general terms for the lease of such RFS Hotels (the "Lease Proposal"). The Lease Proposal is subject to the negotiation and execution of definitive lease agreements, including Percentage Lease formulas for each hotel, consents and approvals of franchisors and other third parties, receipts of all requisite approvals by government agencies and regulatory authorities, and satisfaction of due diligence matters. The Company currently has no definitive agreements with respect to new leases for these hotels, and there can be no assurance that the Company will enter into such agreements. See "Summary Financial Data" and "Risk Factors -- Risks Associated with the Merger."

     The Merger is subject to approval of the shareholders of the Company and RFS, the execution of new leases for certain RFS Hotels, as described above, and other customary closing conditions. On May 21, 1998, the Company filed a Registration Statement on Form S-4 relating to the Merger. The Company expects the Merger to be completed by the fourth quarter of 1998, although there can be no assurance that the Merger will be consummated during such period or at all. Upon completion of the Merger, current RFS directors Robert M. Solmson (RFS' Chairman of the Board, President and Chief Executive Officer) and Bruce E. Campbell, Jr. (a current RFS independent director) will be appointed directors of the Company, and the Company's board of directors (the "Board of Directors") will designate an executive committee consisting of Phillip H. McNeill, Sr., the Company's Chairman, President and Chief Executive Officer, Mr. Solmson and William W. Deupree, Jr., one of the Company's current independent directors. The executive committee will be responsible for routine corporate decisions and will have only such powers and authority as the Board of Directors may grant. The current executive officers of the Company will remain as the Company's executive officers following consummation of the Merger. See "Risk Factors -- Risks Associated with the Merger."

RECENT ACQUISITIONS

     Since March 31, 1998, the Company has acquired five Current Hotels and has opened a recently developed Current Hotel for purchase prices and development costs aggregating approximately $66.5 million. These recently acquired Current Hotels are a 104-room Residence Inn in Boise, Idaho (acquired in April 1998); a 168-room Residence Inn in Portland, Oregon (acquired in April 1998); a 111-room Homewood Suites in Cincinnati (Sharonville), Ohio (acquired in April 1998); a 169-room Hampton Inn in San Antonio, Texas (acquired in April 1998); a newly developed 125-room Hampton Inn & Suites in Memphis (Bartlett), Tennessee (opened in May 1998); and a 119-room Residence Inn in Atlantic City (Somers Point), New Jersey (acquired in May 1998). The purchase prices and development costs for these Current Hotels were funded with borrowings under the Unsecured Line of Credit (as defined below) and available cash.

AMERISUITES ACQUISITION

     The Company has entered into agreements to acquire the nine AmeriSuites Acquisition Hotels from Prime for purchase prices aggregating approximately $97.0 million. The Company expects to complete the acquisition of the AmeriSuites Acquisition Hotels on or about June 30, 1998. The consummation of the acquisition of the AmeriSuites Acquisition Hotels is subject to the satisfaction of customary closing conditions and the negotiation of satisfactory Percentage Lease terms. Upon their acquisition by the Company, the AmeriSuites Acquisition Hotels will be leased to the Prime Lessee pursuant to Percentage Leases. The Company intends to use the net proceeds from the sale of the Series A Preferred Stock to pay a portion of the purchase prices of the AmeriSuites Acquisition Hotels. The balance of the purchase price of the AmeriSuites Acquisition Hotels will be financed using the Unsecured Line of Credit. See "Use of Proceeds."

     Certain information regarding the AmeriSuites Acquisition Hotels is set forth below:

                                                               DATE     NUMBER
LOCATION                                                      OPENED   OF ROOMS
--------                                                      ------   --------
Miami (Kendell), Florida....................................   3/96        67
Memphis (Wolfchase), Tennessee..............................  12/96       128
Baltimore (BWI), Maryland...................................  10/96       128
Albuquerque, New Mexico.....................................   7/97       128
Baton Rouge, Louisiana......................................   7/97       128
Birmingham (Riverchase), Alabama............................   9/97       128
Minneapolis (Mall of America), Minnesota....................   6/97       128
Nashville (Cool Springs), Tennessee.........................   9/97       128
Las Vegas, Nevada...........................................   1/98       202
                                                                        -----
                                                                        1,165
                                                                        =====

OTHER POTENTIAL TRANSACTIONS

     The Company routinely evaluates hotel acquisition, development and disposition opportunities and is in various stages of evaluation and negotiation with respect to a number of hotel transactions. In addition to the AmeriSuites Acquisition Hotels and the RFS Hotels to be acquired through the Merger, the Company has entered into agreements to buy four hotels currently under development: a 161-room Homewood Suites hotel in Seattle, Washington, expected to be completed in late summer 1998, a 250-room Homewood Suites hotel in Orlando, Florida, expected to be completed in late spring 1999, a 100-room Hawthorn Suites hotel in Arlington, Massachusetts, expected to be completed in autumn 1999 and a 300-room Hawthorn Suites hotel in Chicago (Rosemont), Illinois, expected to be completed in autumn 1999.

     The Company has entered into agreements to sell the Hampton Inn hotels located in Cleveland, Tennessee and Shelby, North Carolina for an aggregate sales price of approximately $5.8 million, the consummation of which is subject to satisfactory completion of due diligence and other customary conditions. The Company also is currently considering the sale of seven additional Current Hotels and, following completion of the Merger, may consider the sale of one or more of the RFS Hotels. The Company has no other commitment, letter of intent or agreement with any potential buyer of any of these hotels and the Company is unable to predict when or if any such sales will occur.

UNSECURED LINE OF CREDIT

     The Company currently is negotiating to increase its current unsecured $250 million line of credit (the "Unsecured Line of Credit") to approximately $600 million and to extend the term for three additional years effective upon closing of the Merger. There can be no assurance that the Unsecured Line of Credit will be so increased or extended. The Company expects to use borrowings under the increased line of credit to repay a portion of RFS' indebtedness assumed in the Merger.

DEBT POLICY

     At the annual meeting of shareholders of the Company held on May 14, 1998, the Company's shareholders approved an amendment to the Company's charter (the "Charter") deleting the Charter's limitation on the amount of indebtedness which the Company may incur. In connection with the Charter amendment, the Board of Directors adopted a policy, subject to change from time to time by the Board of Directors without approval of shareholders, limiting the Company's consolidated indebtedness to approximately 45% of the Company's investments in hotel properties, at its cost.

MANAGEMENT

     On April 23, 1998, the Company announced that David L. Levine, the Company's President and Chief Operating Officer, had resigned to become president of a newly formed company providing vacation condominiums and home rentals in destination resorts throughout the United States. On June 11, 1998, the Board of Directors appointed Howard A. Silver, the Company's Executive Vice President, Secretary and Treasurer, to serve as President and Chief Operating Officer of the Company. Mr. Silver will continue to serve as the Company's Chief Financial Officer and Treasurer for an interim period until a new Chief Financial Officer and Treasurer is named. The Company has initiated a search and expects to name a new Chief Financial Officer and Treasurer within the next several months. See "Management." Following the consummation of the Merger, the Company anticipates that approximately seven current RFS employees will join the Company's staff in the areas of asset management, capital expenditures and renovations, accounting and information systems.

                                  THE OFFERING

Securities Offered.........  2,750,000 shares of 9 1/2% Series A Cumulative
                             Preferred Stock (the "Offering").

Dividends..................  Dividends on the Series A Preferred Stock are
                             cumulative from the date of original issue and are payable quarterly, when and as declared, commencing on October 31, 1998, at the rate of 9 1/2% per annum of the $25 liquidation preference (equivalent to an annual dividend rate of $2.375 per share).

Liquidation Preference.....  $25 per share of Series A Preferred Stock, plus an amount equal to accumulated, accrued and unpaid dividends (whether or not earned or declared).

Redemption.................  The Series A Preferred Stock is not redeemable prior to June 25, 2003, except in certain limited circumstances relating to the ownership limitation necessary to preserve the Company's qualification as a REIT. On and after June 25, 2003, the Series A Preferred Stock will be redeemable for cash at the option of the Company, in whole or from time to time in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series A Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by the Company or the Partnership of other capital shares of the Company or the Partnership (whether or not such sale occurs concurrently with such redemption).

Ranking....................  The Series A Preferred Stock will rank senior to the Common Stock with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights..............  Holders of Series A Preferred Stock generally will have no voting rights. However, whenever dividends on the shares of Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of stock ranking on a parity with the Series A Preferred Stock which are entitled to similar voting rights, if any) will be entitled to vote for the election of two additional directors of the Company until all dividends in arrears on outstanding shares of Series A Preferred Stock have been paid or declared and set apart for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of Series A Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock and shares of any class or series of stock ranking on a parity with the Series A Preferred Stock which are entitled to similar voting rights, if any, voting as a single class. Holders of Series A Preferred Stock will have certain other voting rights under Tennessee law. See "Description of Series A Preferred Stock -- Voting Rights."

Ownership Limit............  Subject to certain exceptions, no person may own, directly or indirectly, more than 9.9% of the number of outstanding shares of Series A Preferred Stock. See "Description of Series A Preferred Stock -- Restrictions on Ownership."

Listing....................  The Company has applied to list the Series A
                             Preferred Stock on the NYSE under the symbol
                             "ENNPrA." If approved for listing, trading of the Series A Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series A Preferred Stock.

Use of Proceeds............  The Company intends to contribute the net proceeds from the sale of the Series A Preferred Stock (estimated to be $66.2 million ($76.2 million if the Underwriters' over-allotment option is exercised in full)) to the Partnership in exchange for preferred partnership interests in the Partnership having economic terms substantially similar to the Series A Preferred Stock. The Partnership intends to use the amounts received from the Company to pay a portion of the purchase prices of the AmeriSuites Acquisition Hotels. The balance of the purchase price of the AmeriSuites Acquisition Hotels will be financed using the Unsecured Line of Credit. See "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary financial information on a historical, historical, as adjusted and pro forma basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference in the accompanying Prospectus. The historical, as adjusted and pro forma financial data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods.

     The Equity Inns historical, as adjusted, financial and other data is presented as if the following occurred on January 1, 1997: (i) the acquisition of 41 hotels acquired by the Company in 1997 (the "1997 Hotel Acquisitions") and the leasing of such hotels pursuant to Percentage Leases; (ii) the consummation of the Company's May and November 1997 offerings of Common Stock (the "1997 Offerings") and the Company's February and March 1998 offerings of Common Stock (the "1998 Offerings"), and the application of the net proceeds therefrom; (iii) the consummation of the Offering; and (iv) the acquisition of the AmeriSuites Acquisition Hotels and the leasing of such hotels pursuant to Percentage Leases.

     The pro forma financial and other data is presented as if the aforementioned transactions and the Merger had occurred on January 1, 1997 and incorporates certain assumptions that are included in the notes to the unaudited pro forma financial statements included elsewhere herein. See "Unaudited Pro Forma Financial Information."

                               EQUITY INNS, INC.
 SUMMARY HISTORICAL, HISTORICAL, AS ADJUSTED AND PRO FORMA FINANCIAL AND OTHER
                                      DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                THREE MONTHS ENDED                                                                  HISTORICAL
                              MARCH 31, (UNAUDITED)                                                              -----------------
                       ------------------------------------                           YEAR ENDED
                                                                                  DECEMBER 31, 1997
                                     EQUITY INNS                        --------------------------------------      YEAR ENDED
                                     HISTORICAL,       HISTORICAL                     EQUITY INNS                  DECEMBER 31,
                        PRO FORMA    AS ADJUSTED    -----------------                 HISTORICAL,                -----------------
                          1998           1998        1998      1997      PRO FORMA    AS ADJUSTED   HISTORICAL    1996      1995
                       -----------   ------------   -------   -------   -----------   -----------   ----------   -------   -------
                                                                        (UNAUDITED)   (UNAUDITED)
Operating Data:
 Percentage lease
   revenues(1).......    $48,724       $23,819      $21,407   $11,778    $202,752      $105,213      $70,590     $38,314   $24,101
 Gain on sale of
   hotel
   properties........        523            --           --        --         666           666          666          --        --
 Other income........        256           170          170        17         625           505          505         116        44
                         -------       -------      -------   -------    --------      --------      -------     -------   -------
       Total
         revenue.....     49,503        23,989       21,577    11,795     204,043       106,384       71,761      38,430    24,145
Expenses:
 Real estate and
   personal property
   taxes.............      5,635         2,709        2,433     1,310      21,004        10,026        6,688       3,693     2,158
 Depreciation and
   amortization......     16,217         7,607        6,682     3,846      63,170        30,535       20,214      11,631     6,904
 Advisory fees.......         --            --           --        --          --            --           --          --        --
 Interest............     10,357         4,599        4,291     2,145      42,022        19,847       12,601       4,382     3,701
 Amortization of loan
   costs.............        339           213          213       189       1,540         1,040        1,013       1,565       793
 General and
   administrative....      1,666         1,410        1,410       935       5,167         4,142        4,142       1,975     1,438
 Amortization of
   unearned
   directors' and
   officers'
   compensation......         23            23           23        23          92            92           92          33        31
 Rental expense......        255           219          207        61       1,041           861          566         218       107
 Loss on sale of
   hotel
   properties........         --            --           --        --       1,164            --           --          --        --
                         -------       -------      -------   -------    --------      --------      -------     -------   -------
       Total
         expenses....     34,492        16,780       15,259     8,509     135,200        66,543       45,316      23,497    15,132
 Income before
   extraordinary item
   and minority
   interest..........     15,011         7,209        6,318     3,286      68,843        39,841       26,445      14,933     9,013
 Extraordinary charge
   from write-off of
   deferred financing
   fees..............         --            --           --        --          --            --        1,984          --        --
                         -------       -------      -------   -------    --------      --------      -------     -------   -------
 Income before
   minority
   interest..........     15,011         7,209        6,318     3,286      68,843        39,841       24,461      14,933     9,013
 Minority interest...        945           270          314       119       4,403         1,615          918         460       502
                         -------       -------      -------   -------    --------      --------      -------     -------   -------
Net income...........     14,066         6,939        6,004     3,167      64,440        38,226       23,543      14,473     8,511
Preferred stock
 dividends...........      1,633         1,633           --        --       6,531         6,531           --          --        --
                         -------       -------      -------   -------    --------      --------      -------     -------   -------
 Net income
   applicable to
   common
   shareholders......    $12,433       $ 5,306      $ 6,004   $ 3,167    $ 57,909      $ 31,695      $23,543     $14,473   $ 8,511
                         =======       =======      =======   =======    ========      ========      =======     =======   =======
 Net income per
   common share:(2)
 Basic...............    $   .17       $   .15      $   .17   $   .13    $    .77      $    .88      $   .82     $   .69   $   .70
                         =======       =======      =======   =======    ========      ========      =======     =======   =======
 Diluted.............    $   .17       $   .15      $   .17   $   .13    $    .77      $    .88      $   .82     $   .69   $   .70
                         =======       =======      =======   =======    ========      ========      =======     =======   =======
 Weighted average
   number of common
   shares
   outstanding:(3)
 Basic...............     75,004        36,231       35,221    23,693      74,926        36,152       28,773      20,957    12,227
                         =======       =======      =======   =======    ========      ========      =======     =======   =======
 Diluted.............     80,847        38,170       37,160    24,595      80,769        38,056       29,963      21,657    12,920
                         =======       =======      =======   =======    ========      ========      =======     =======   =======

                        HISTORICAL
                       -------------

                       MARCH 1, 1994
                        (INCEPTION)
                          THROUGH
                       DECEMBER 31,
                           1994
                       -------------

Operating Data:
 Percentage lease
   revenues(1).......     $9,505
 Gain on sale of
   hotel
   properties........         --
 Other income........        293
                          ------
       Total
         revenue.....      9,798
Expenses:
 Real estate and
   personal property
   taxes.............        983
 Depreciation and
   amortization......      2,546
 Advisory fees.......        164
 Interest............        390
 Amortization of loan
   costs.............        153
 General and
   administrative....        407
 Amortization of
   unearned
   directors' and
   officers'
   compensation......         26
 Rental expense......         28
 Loss on sale of
   hotel
   properties........         --
                          ------
       Total
         expenses....      4,697
 Income before
   extraordinary item
   and minority
   interest..........      5,101
 Extraordinary charge
   from write-off of
   deferred financing
   fees..............         --
                          ------
 Income before
   minority
   interest..........      5,101
 Minority interest...        481
                          ------
Net income...........      4,620
Preferred stock
 dividends...........         --
                          ------
 Net income
   applicable to
   common
   shareholders......     $4,620
                          ======
 Net income per
   common share:(2)
 Basic...............     $  .60
                          ======
 Diluted.............     $  .60
                          ======
 Weighted average
   number of common
   shares
   outstanding:(3)
 Basic...............      7,745
                          ======
 Diluted.............      8,551
                          ======

                                                   (Continued on following page)

 SUMMARY HISTORICAL, HISTORICAL, AS ADJUSTED AND PRO FORMA FINANCIAL AND OTHER
                                      DATA
                                 (IN THOUSANDS)

                                            THREE MONTHS ENDED                                YEAR ENDED
                                           MARCH 31, (UNAUDITED)                          DECEMBER 31, 1997
                              -----------------------------------------------   --------------------------------------
                                           EQUITY INNS
                                           HISTORICAL,        HISTORICAL                      EQUITY INNS
                              PRO FORMA    AS ADJUSTED    -------------------                 HISTORICAL,
                                 1998          1998         1998       1997      PRO FORMA    AS ADJUSTED   HISTORICAL
                              ----------   ------------   --------   --------   -----------   -----------   ----------
                                                                                (UNAUDITED)   (UNAUDITED)
Balance Sheet Data:(4)
 Investment in hotel
   properties, net..........  $1,679,366     $716,603     $619,606   $355,059   $1,668,656     $714,069     $ 617,072
 Total assets...............   1,761,493      744,581      647,584    377,162    1,728,350      732,522       635,525
 Minority interest in
   partnership..............      77,035       19,084       19,084      8,866       77,400       19,318        19,035
 Debt.......................     610,032      261,634      230,871    138,641      570,053      244,867       233,206
 Shareholders' equity.......   1,044,158      441,381      375,147    220,028    1,047,872      445,226       360,172
Cash Flow Data:
 Cash flows provided by
   operating
   activities(5)............      31,590       15,052        9,090      6,440      133,645       71,508        50,402
 Cash flows provided by
   (used in) investing
   activities(6)............      (9,483)      (9,146)      (9,146)   (58,191)       8,415       25,124      (314,089)
 Cash flows provided by
   (used in) financing
   activities(7)............       4,308        4,601        6,189     51,745     (225,473)    (119,819)      263,748
Other Data:
 Funds from operations(8)...      28,934       13,112       12,930      7,071      125,411       62,889        45,748
 Ratio of earnings to
   combined fixed charges
   and preferred
   dividends(9).............        2.09x        1.87x        2.40x      2.41x        2.24x        2.21x         2.94x


                                             HISTORICAL
                              ----------------------------------------
                                   YEAR ENDED          MARCH 1, 1994
                                  DECEMBER 31,          (INCEPTION)
                              --------------------        THROUGH
                                1996        1995     DECEMBER 31, 1994
                              ---------   --------   -----------------

Balance Sheet Data:(4)
 Investment in hotel
   properties, net..........  $ 309,202   $218,429       $140,970
 Total assets...............    317,880    225,067        145,555
 Minority interest in
   partnership..............      7,728      6,073          6,081
 Debt.......................     77,399     74,939         45,838
 Shareholders' equity.......    222,951    137,493         89,802
Cash Flow Data:
 Cash flows provided by
   operating
   activities(5)............     26,200     17,517          6,958
 Cash flows provided by
   (used in) investing
   activities(6)............   (101,175)   (84,731)      (145,613)
 Cash flows provided by
   (used in) financing
   activities(7)............     74,971     66,261        139,740
Other Data:
 Funds from operations(8)...     26,397     15,804          7,611
 Ratio of earnings to
   combined fixed charges
   and preferred
   dividends(9).............       3.51x      3.01x         10.39x

---------------

(1) The pro forma information assumes the Company owned and leased throughout the periods presented the Current Hotels, excluding those Current Hotels acquired or opened by the Company after March 31, 1998, the AmeriSuites Acquisition Hotels, and the RFS Hotels, excluding those hotels acquired or opened by RFS after March 31, 1998. The historical, as adjusted information assumes the Company owned and leased only the Current Hotels, excluding those Current Hotels acquired or opened by the Company after March 31, 1998, and the AmeriSuites Acquisition Hotels throughout the periods presented. Amounts represent pro forma lease revenue from the Company's lessees, calculated by applying the rent provisions of the Percentage Leases to the historical revenue of the 1997 Hotel Acquisitions, the AmeriSuites Acquisition Hotels, and the RFS Hotels, excluding those RFS Hotels acquired or opened by RFS after March 31, 1998, as applicable. The pro forma lease payments for the AmeriSuites Acquisition Hotels and the RFS Hotels, excluding those RFS Hotels acquired or opened by RFS after March 31, 1998, are based on the Company's estimates of the Percentage Lease rent provisions for new hotel leases for both the AmeriSuites Acquisition Hotels and the RFS Hotels, excluding those RFS Hotels acquired or opened by RFS after March 31, 1998, expected to be entered into upon completion of the purchase of the AmeriSuites Acquisition Hotels and the Merger, respectively. See "Risk Factors -- Risks Associated With the Merger" and "-- Risk That Pending Hotel Acquisitions Will Not Close." For hotels that began operations in the periods presented, an estimate for Base Rent payments has been assumed for the period prior to their opening. The actual rent provisions in the Percentage Leases for the AmeriSuites Acquisition Hotels and RFS Hotels may vary from the estimates used in developing the pro forma lease payments. The Company currently does not have definitive rent terms for the new leases for the AmeriSuites Acquisition Hotels and the RFS Hotels.
(2) Net income per common share -- basic, is computed by dividing net income by the weighted average number of common shares outstanding. Net income per common share -- diluted, is computed by dividing net income applicable to common shareholders plus minority interest by the weighted average number of common shares and equivalents outstanding. Common share equivalents that have a dilutive effect represent stock options issued to officers and key employees and units of limited partnership interest in the Partnership ("Units").
(3) The pro forma weighted average number of common shares outstanding, basic and diluted, includes the common shares outstanding after the consummation of the Merger, the 1997 Offerings, the 1998 Offerings, and the RFS March 1998 common stock offering. The Equity Inns historical, as adjusted weighted average number of common shares outstanding, basic and diluted, includes the common shares outstanding after the consummation of the 1997 Offerings and the 1998 Offerings. See "Unaudited Pro Forma Financial Information."

(4) Information given as of the end of the periods indicated.
(5) Pro forma and Equity Inns historical, as adjusted cash provided by operating activities represents net income plus minority interest, depreciation and amortization, amortization of loan costs, and amortization of unearned directors' compensation. There are no adjustments for changes in working capital items.
(6) Pro forma and Equity Inns historical, as adjusted cash provided by (used in) investing activities assumes the acquisition of the Current Hotels acquired after January 1, 1997, excluding those hotels acquired or opened by the Company after March 31, 1998, and the acquisition of the AmeriSuites Acquisition Hotels and the RFS Hotels, as applicable, had occurred prior to January 1, 1997, and includes funds used for capital improvements required by franchisors and the greater of funds used for additional capital expenditures or the amounts required by the Percentage Leases and the Unsecured Line of Credit to be made available for capital improvements. Amount also includes proceeds from the sales of hotel properties.
(7) Pro forma and Equity Inns historical, as adjusted cash provided by (used in) financing activities is based on distributions per common share and per Unit of $.31 for the first quarter of 1998 and $1.14 for the year ended December 31, 1997. Amount also includes pro forma dividends on the Series A Preferred Stock. Additionally, pro forma and Equity Inns historical, as adjusted cash provided by financing activities assumes the Merger, the 1997 Offerings, the 1998 Offerings, the RFS March 1998 common stock offering, the Offering, and borrowings in connection with the acquisitions of the 1997 Hotel Acquisitions and the AmeriSuites Acquisition Hotels, as applicable, had occurred prior to January 1, 1997. See "Unaudited Pro Forma Financial Information."
(8) The following table computes Funds From Operations ("FFO") under the National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO under the NAREIT definition consists of net income, (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructurings and sales of property, plus depreciation, and after adjustments for unconsolidated partnerships and joint ventures.

                        THREE MONTHS ENDED MARCH 31, (UNAUDITED)         YEAR ENDED DECEMBER 31, 1997           HISTORICAL
                       ------------------------------------------   --------------------------------------   -----------------
                                   EQUITY INNS                                                                  YEAR ENDED
                                   HISTORICAL,      HISTORICAL                    EQUITY INNS                  DECEMBER 31,
                       PRO FORMA   AS ADJUSTED   ----------------                 HISTORICAL,                -----------------
                         1998         1998        1998      1997     PRO FORMA    AS ADJUSTED   HISTORICAL    1996      1995
                       ---------   -----------   -------   ------   -----------   -----------   ----------   -------   -------
                                                                    (UNAUDITED)   (UNAUDITED)
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Income before
 extraordinary item
 and minority
 interest............   $15,011      $ 7,209     $ 6,318   $3,286    $ 68,843       $39,841      $26,445     $14,933   $ 9,013
Less:
 Gain on sale of
   hotel
   properties........      (523)          --          --       --        (666)         (666)        (666)         --        --
 Preferred Stock
   Dividends.........    (1,633)      (1,633)         --       --      (6,531)       (6,531)          --          --        --
Add:
 Depreciation of
   buildings,
   furniture and
   fixtures..........    16,079        7,536       6,612    3,785      62,601        30,245       19,969      11,464     6,791
 Loss on sale of
   hotel
   properties........        --           --          --       --       1,164            --           --          --        --
                        -------      -------     -------   ------    --------       -------      -------     -------   -------
Funds from
 operations..........   $28,934      $13,112     $12,930   $7,071    $125,411       $62,889      $45,748     $26,397   $15,804
                        =======      =======     =======   ======    ========       =======      =======     =======   =======

                          HISTORICAL
                       -----------------
                        MARCH 31, 1994
                          (INCEPTION)
                            THROUGH
                       DECEMBER 31, 1994
                       -----------------
Income before
 extraordinary item
 and minority
 interest............       $5,101
Less:
 Gain on sale of
   hotel
   properties........           --
 Preferred Stock
   Dividends.........           --
Add:
 Depreciation of
   buildings,
   furniture and
   fixtures..........        2,510
 Loss on sale of
   hotel
   properties........           --
                            ------
Funds from
 operations..........       $7,611
                            ======

     Industry analysts generally consider FFO to be an appropriate measure of the performance of an equity REIT. FFO should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance, or to cash flows from operating, investing, or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements, or principal repayment of debt.
(9) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net income plus minority interest, extraordinary charge from write-off of deferred financing fees, and fixed charges, and fixed charges consist of interest and amortization of loan costs.

                                  RISK FACTORS

     An investment in the Series A Preferred Stock involves various risks, including those described below and in the accompanying Prospectus under "Risk Factors" beginning on page 2. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, in determining whether to purchase shares of the Series A Preferred Stock offered hereby.

     Certain matters discussed in this Prospectus Supplement, the accompanying Prospectus, and the information incorporated by reference herein and therein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors" in this Prospectus Supplement and in the accompanying Prospectus and in "Management's Discussion and Analysis of Results of Operation and Financial Condition" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 1998, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

RISKS ASSOCIATED WITH THE MERGER

     Termination/Replacement of Certain Leases. Upon payment of a $95.5 million lease termination fee to the current lessees of 57 of the RFS Hotels, RFS expects to terminate the existing leases for such hotels as a condition to closing of the Merger. It is a condition to closing of the Merger that the Company enter into new leases, with terms acceptable to the Company, with respect to such RFS Hotels. The Company intends to enter into new leases for such RFS Hotels, plus three additional RFS Hotels currently owned by a taxable subsidiary of RFS, with one or more new lessees effective as of the closing of the Merger. The Company has received the non-binding Lease Proposal, which proposes general terms for the lease of such RFS Hotels. There can be no assurance that the Company will succeed in entering into such new leases and, thus, there can be no assurance that the Merger will be consummated. The pro forma financial information herein assumes the termination of the existing leases with respect to these RFS Hotels and the effectiveness of new leases with rent terms based on the general terms described in the Lease Proposal. The pro forma percentage lease revenue to the Company, based on the assumed rent terms for the new leases, is substantially greater than the historical lease revenue to RFS from these RFS Hotels under RFS' existing leases. Although the Company has received the Lease Proposal, the Lease Proposal is subject to the negotiation and execution of definitive lease agreements, including Percentage Lease formulas for each hotel, consents and approvals of franchisors and other third parties, receipts of all requisite approvals by governmental agencies and regulatory authorities, and satisfaction of due diligence matters. The Company currently has no definitive agreement with any new lessee to lease any of these RFS Hotels on the rent terms assumed in the pro forma financial information. As a result, there can be no assurance that the Company will be able to enter into new leases with rent terms as favorable to the Company as those assumed in the pro forma financial information herein. In the event the Company is unable to reach agreement with new lessees for these RFS Hotels and enter into new leases with rent terms substantially similar to those assumed in the preparation of the pro forma financial information herein, the actual financial results of the Company following the Merger could vary materially and adversely from the pro forma financial information contained herein.

     Possible Adverse Effect of Failure to Consummate the Merger. The consummation of the Merger is subject to, among other things, approval of the shareholders of the Company and RFS. No assurance can be given that the Merger will be consummated. If the Merger is not consummated, the Company will not acquire the RFS Hotels and will be required to write off, for financial accounting purposes, all costs (including legal and accounting fees and payments to financial advisors) incurred to date in connection with the transaction. Any such write-off could have a material adverse effect on the Company's net income. In addition, ratings on the Series A Preferred Stock could be adversely affected if the Merger is not consummated.

     Substantial Termination Payments if the Merger Fails to Occur. The Merger Agreement provides for the payment by the Company of either (i) a termination fee of $20 million if the Company terminates the Merger Agreement and subsequently enters into an agreement and consummates a merger or similar transaction with a third party within certain time periods, or (ii) reimbursement of expenses of up to $5 million if the Merger Agreement is terminated by either company under other circumstances. The obligation to make either of such termination payments may adversely affect the ability of the Company to engage in another similar transaction in the event that the Merger is not consummated and may have an adverse impact on the financial condition of the Company.

DILUTION TO PRO FORMA EARNINGS CAUSED BY THE MERGER

     The Merger will have a dilutive effect on the Company's net income per common share, basic and dilutive, on a pro forma combined basis for the year ended December 31, 1997 when compared to the Company on a historical, as adjusted basis without giving effect to the Merger. On a pro forma combined basis, assuming consummation of the Merger and the other pro forma adjustments described at "Unaudited Pro Forma Financial Information," the Company's historical, as adjusted net income per common share, both basic and dilutive, would be $.88 for the year ended December 31, 1997 without giving effect to the Merger as compared to $.77 both basic and dilutive, on a pro forma basis giving effect to the Merger.

RISKS ASSOCIATED WITH DEBT

     The Company recently amended its Charter to delete the Charter limitation on the amount of indebtedness which the Company may incur. In connection with such amendment, the Company's Board of Directors has implemented a policy limiting the Company's consolidated indebtedness to an amount not in excess of approximately 45% of the Company's investment in hotel properties, at its cost (the "Debt Policy"). The Debt Policy may be amended, revised or terminated at any time without the approval of the Company's shareholders. The Company currently has mortgage debt financing and the $250 million Unsecured Line of Credit with The First National Bank of Chicago ("First Chicago"). The Company currently is negotiating to increase the Unsecured Line of Credit to approximately $600 million and to extend the term for an additional three years effective upon closing of the Merger. At May 31, 1998, the Company had total debt of approximately $288.5 million, consisting of approximately $190.0 million of outstanding debt under the Unsecured Line of Credit, an outstanding letter of credit in the amount of $2.3 million, $85.4 million of mortgage bond borrowing, and $10.8 million of debt assumed in conjunction with the purchase of two hotels in 1998. At such date, the Company had approximately $57.7 million available for borrowings under the Unsecured Line of Credit and $5.0 million available for borrowings under its $5 million revolving credit facility (the "NBC Credit Line") with National Bank of Commerce. At March 31, 1998 on a (i) historical, as adjusted and (ii) pro forma combined basis, assuming completion of the Merger, the consummation of the Offering, and the acquisition of the AmeriSuites Acquisition Hotels, as applicable, the Company would have had outstanding indebtedness of approximately $261.6 million and $610.0 million, respectively, representing approximately 36.5% and 36.3% of the Company's historical, as adjusted, and pro forma investment in hotels, at cost, respectively. Approximately $190.0 million of the Company's current indebtedness at May 31, 1998, approximately $220.8 million of historical, as adjusted indebtedness at May 31, 1998 and approximately $440.4 million of pro forma indebtedness at March 31, 1998 bears interest at variable rates. Changes in economic conditions could result in higher interest rates, thereby increasing the Company's interest expense on its variable rate debt and reducing cash available for distribution to shareholders. The Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Additional borrowings may be secured by mortgages on properties owned by the Company or its subsidiaries.

     There can be no assurance that the Company will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Hotels, to foreclosure. Adverse economic conditions could result in higher interest rates which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate caps contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. However, there can be no assurances that such hedging would be effective in mitigating the adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

     In February 1997, EQI Financing Partnership I, L.P., the Company's indirect subsidiary, issued $88 million of fixed-rate, collateralized bonds (the "Bonds") in three classes. The expected repayment dates for Classes A, B and C of the Bonds are November 20, 2006, February 20, 2007 and February 20, 2007. Upon maturity of the Class A Bonds, the Company is required to use substantially all of its cash flow to amortize the remaining outstanding principal amount of the Bonds. If the remaining principal amounts cannot be refinanced, the Company's ability to make required distributions to its shareholders could be adversely affected and its status as a REIT could be jeopardized. There can be no assurance that such refinancing will be available or will be on terms acceptable to the Company.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Charter does not limit the issuance of additional series of preferred stock ranking in parity with or superior to the Series A Preferred Stock. The issuance of additional preferred stock in parity with or superior to the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contains any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect the holders of the Series A Preferred Stock.

RISK THAT PENDING HOTEL ACQUISITIONS WILL NOT CLOSE

     The Company has entered into agreements to acquire the nine AmeriSuites Acquisition Hotels and four additional hotels currently under development. While the Company has substantially completed its due diligence with respect to the AmeriSuites Acquisition Hotels, the closings of the purchases of AmeriSuites Acquisition Hotels and such four additional hotels are not scheduled to occur until after the Offering. The purchase contracts relating to such hotels are subject to customary closing conditions and the negotiation and execution of Percentage Leases with respect thereto. There can be no assurance that the acquisitions of such hotels will be completed.

SERIES A PREFERRED STOCK PRICE FLUCTUATIONS AND TRADING VOLUME

     A number of factors may adversely influence the price of the Series A Preferred Stock in public markets, many of which are beyond the control of the Company. In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Series A Preferred Stock to demand a higher annual distribution rate on the price paid for shares from distributions by the Company, which could adversely affect the market price of the shares of Series A Preferred Stock. Although the Company intends to list the Series A Preferred Stock on the NYSE, the daily trading volume of REITs in general and the Series A Preferred Stock in particular may be lower than the trading volume of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Series A Preferred Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $66.2 million ($76.2 million if the Underwriters' over-allotment option is exercised in full). The Company will contribute all of the net proceeds from the Offering to the Partnership, in which it presently has a 94.9% interest, in exchange for 2,750,000 9 1/2% Series A Cumulative Preferred limited partnership interests (the "Series A Preferred Units") having distribution, liquidation, redemption and other features substantially identical to the terms of the Series A Preferred Stock. The Partnership intends to use the net proceeds to pay a portion of the purchase prices for the AmeriSuites Acquisition Hotels. Pending the use of proceeds as described above, the net proceeds will be invested in interest-bearing, short-term, investment grade securities or money market accounts. The balance of the purchase price of the AmeriSuites Acquisition Hotels will be financed using the Unsecured Line of Credit.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 on a historical, historical as adjusted, and pro forma basis. The Company's historical, as adjusted capitalization data gives effect to (a) the consummation of the Offering and (b) the acquisition of the AmeriSuites Acquisition Hotels. The Company's pro forma capitalization data gives effect to the aforementioned transactions as well as the consummation of the Merger, and therefore incorporates certain assumptions that are included in the notes to the unaudited pro forma financial statements included elsewhere herein. See "Unaudited Pro Forma Financial Information."

                                                                   MARCH 31, 1998 (UNAUDITED)
                                                              -------------------------------------
                                                                           HISTORICAL,
                                                              HISTORICAL   AS ADJUSTED   PRO FORMA
                                                              ----------   -----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Long term debt..............................................   $230,871     $261,634     $  610,032
Minority interest in Partnership............................     19,084       19,084         77,035
Shareholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized, no shares issued and outstanding, 2,750,000
     shares 9 1/2% Series A Cumulative Preferred Stock,
     issued and outstanding, as adjusted and pro forma......          0       68,750         68,750
  Common stock, $.01 par value per share, 100,000,000 shares authorized, 36,231,000 shares issued and outstanding,
     historical, and historical, as adjusted, and 75,004,000
     shares issued and outstanding, pro forma(1)............        362          362            750
  Additional paid-in capital................................    407,099      404,583      1,006,972
  Unearned directors' compensation..........................       (250)        (250)          (250)
  Predecessor basis assumed.................................     (1,264)      (1,264)        (1,264)
  Distributions in excess of earnings.......................    (30,800)     (30,800)       (30,800)
                                                               --------     --------     ----------
          Total shareholders' equity........................    375,147      441,381      1,044,158
                                                               --------     --------     ----------
          Total capitalization..............................   $625,102     $722,099     $1,731,225
                                                               ========     ========     ==========

---------------

(1) Excludes an aggregate of 1,842,520 shares issuable upon redemption of Units and an aggregate of 3,851,414 Units issuable in the Merger, as applicable. Each Unit is redeemable, at the option of the holder, for cash or, at the Company's sole option, one share of Common Stock. Also excludes an aggregate of 510,000 shares issuable upon the exercise of outstanding options granted to executive officers and directors under the Company's 1994 Stock Incentive Plan and the Company's Non-Employee Directors' Stock Option Plan, which vest over multi-year periods and an aggregate of 300,000 shares issuable to an officer of RFS upon the exercise of outstanding options granted to such officer which will be exchanged for options for the Common Stock in connection with the Merger.

                            BUSINESS AND PROPERTIES

GENERAL

     The Company is a self-advised and self-administered REIT that, through subsidiaries, currently owns the Current Hotels with an aggregate of 11,571 rooms located in 32 states. The Current Hotels operate as Hampton Inn hotels
(58), Residence Inn hotels (12), AmeriSuites hotels (10), Homewood Suites hotels
(6), Holiday Inn hotels (4), Comfort Inn hotels (3), one Hampton Inn & Suites hotel and one Holiday Inn Express hotel. The Company has entered into agreements to acquire the nine AmeriSuites Acquisition Hotels.

     Of the 11,571 rooms in the Current Hotels, approximately 65.0% are premium limited service, approximately 18.0% are upscale extended stay, approximately 10.7% are all-suite, and approximately 6.3% are full service. Of the Company's 21,753 rooms after the consummation of the Merger and the purchase of the AmeriSuites Acquisition Hotels, approximately 53.4% will be premium limited service, approximately 19.6% will be upscale extended stay, approximately 16.0% will be full service and approximately 11.0% will be all-suites. There can be no assurance that the Merger or the acquisition of the AmeriSuites Acquisition Hotels will be consummated. Premium limited service hotels generally do not contain restaurants or lounges and generally contain little non-revenue-producing space. Extended stay/all-suite hotels generally contain guest suites with a kitchen and living area separate from the bedroom but vary with respect to providing on-site restaurant facilities. Full service hotels generally provide on-site food and beverage services and may have banquet and meeting facilities.

     The Partnership leases 82 of the Current Hotels to the Interstate Lessee and its ten AmeriSuites brand Current Hotels to the Prime Lessee pursuant to Percentage Leases that provide for annual rent equal to the greater of (i) Base Rent or (ii) Percentage Rent. The remaining three Current Hotels are operated pursuant to management agreements, two by Interstate and one by CapStar Hotel Co. On June 2, 1998, Interstate was acquired by Patriot American Hospitality, Inc., a REIT.

     Following the Merger and the acquisition of the AmeriSuites Acquisition Hotels, the Company will own a diversified portfolio of 167 hotels with an aggregate of 21,753 rooms located in 36 states representing 13 franchise brands, as set forth in the following table.

                                                      COMBINED HOTEL PORTFOLIO COMPOSITION
                                               --------------------------------------------------
                                                 EQUITY INNS
                                                  HOTELS(1)        RFS HOTELS     COMBINED HOTELS
                                               ---------------   --------------   ---------------
                                               HOTELS   ROOMS    HOTELS   ROOMS   HOTELS   ROOMS
                                               ------   ------   ------   -----   ------   ------
Full Service:
  Holiday Inn................................     4        557      6     1,208     10      1,765
  Comfort Inn................................     1        177     --        --      1        177
  Doubletree.................................    --         --      1       220      1        220
  Sheraton Four Points.......................    --         --      3       585      3        585
  Sheraton...................................    --         --      2       434      2        434
  Independent................................    --         --      2       290      2        290
          Subtotal...........................     5        734     14     2,737     19      3,471
                                                ---     ------     --     -----    ---     ------
Upscale Extended Stay:
  Residence Inn..............................    12      1,430     14     1,815     26      3,245
  Homewood Suites............................     6        647      1        83      7        730
  Hawthorn Suites............................    --         --      1       280      1        280
          Subtotal...........................    18      2,077     16     2,178     34      4,255
                                                ---     ------     --     -----    ---     ------
All Suites:
  AmeriSuites................................    19      2,403     --       --      19      2,403
                                                                    (Continued on following page)

                                                      COMBINED HOTEL PORTFOLIO COMPOSITION
                                               --------------------------------------------------
                                                 EQUITY INNS
                                                  HOTELS(1)        RFS HOTELS     COMBINED HOTELS
                                               ---------------   --------------   ---------------
                                               HOTELS   ROOMS    HOTELS   ROOMS   HOTELS   ROOMS
                                               ------   ------   ------   -----   ------   ------
Premium Limited Service:
  Hampton Inn................................    58      7,114     20     2,476     78      9,590
  Holiday Inn Express........................     1        101      6       737      7        838
  Comfort Inn................................     2        182      6       787      8        969
  Courtyard by Marriott......................    --         --      1       102      1        102
  Hampton Inn & Suites.......................     1        125     --        --      1        125
       Subtotal..............................    62      7,522     33     4,102     95     11,624
                                                ---     ------     --     -----    ---     ------
          Total..............................   104     12,736     63     9,017    167     21,753
                                                ===     ======     ==     =====    ===     ======

---------------

(1) Includes the AmeriSuites Acquisition Hotels.

THE HOTELS

     The following table sets forth certain unaudited information with respect to the Current Hotels and the RFS Hotels (dollar amounts except for ADR and REVPAR are in thousands):

                                                               YEAR ENDED DECEMBER 31, 1997
                                                     -------------------------------------------------
                                                                                            REVENUE
                                  DATE     NUMBER      ROOM                  AVERAGE     PER AVAILABLE
CURRENT HOTELS                   OPENED   OF ROOMS   REVENUE    OCCUPANCY   DAILY RATE      ROOM(1)
--------------                   ------   --------   --------   ---------   ----------   -------------
HAMPTON INN:
Albany, New York...............   1986        154    $  3,205     71.5%      $ 79.76        $ 57.02
Ann Arbor, Michigan............   1986        150       2,718      72.1        68.87          49.65
Atlanta (Northlake), Georgia...   1988        130       1,993      68.0        61.78          42.00
Austin, Texas..................   1987        121       2,143      75.9        63.80          48.42
Baltimore (Glen Burnie),
  Maryland.....................   1989        115       2,211      73.9        70.78          52.29
Beckley, West Virginia.........   1992        108       2,127      83.1        64.91          53.96
Birmingham (Mountain Brook),
  Alabama......................   1987        131       2,381      74.7        66.63          49.79
Birmingham (Vestavia),
  Alabama......................   1986        123       2,105      73.8        63.52          46.88
Chapel Hill, North Carolina....   1986        122       2,483      82.7        67.41          55.75
Charleston, South Carolina.....   1985        125       1,993      71.6        61.02          43.68
Chattanooga, Tennessee.........   1988        168       2,490      65.4        62.07          40.61
Chicago (Gurnee), Illinois.....   1988        134       2,421      71.1        69.58          49.50
Chicago (Naperville),
  Illinois.....................   1987        130       2,382      75.5        66.49          50.19
Cleveland, Ohio................   1987        123       2,257      75.0        67.05          50.27
Cleveland, Tennessee...........   1993         60         959      78.1        56.07          43.78
College Station, Texas.........   1986        135       2,130      74.6        57.94          43.22
Colorado Springs, Colorado.....   1985        128       2,402      82.2        62.55          51.42
Columbia, South Carolina.......   1985        121       1,821      68.1        60.54          41.23
Columbus, Georgia..............   1986        119       1,934      78.2        56.96          44.52
Columbus (Dublin), Ohio........   1988        123       2,053      68.6        66.69          45.73
Dallas (Addison), Texas........   1985        160       2,908      73.8        67.48          49.80
Dallas (Arlington), Texas......   1985        141       2,014      61.1        64.09          39.14
Dallas (Garland), Texas........   1987        125       1,545      60.5        56.02          33.86
Dallas (Richardson), Texas.....   1987        130       1,966      67.4        61.52          41.44
Denver (Aurora), Colorado......   1985        132       2,094      72.1        60.24          43.45
Destin, Florida................   1994        104       1,765      65.6        80.63          52.86
Detroit (Northfield),
  Michigan.....................   1989        125       2,457      80.7        66.70          53.86
Detroit (Madison Heights),
  Michigan.....................   1987        124       2,129      72.7        64.74          47.04
Fayetteville, North Carolina...   1986        122       1,573      66.8        52.89          35.33
Ft. Worth, Texas...............   1987        125       1,732      64.8        58.58          37.97

                                                   (Continued on following page)

                                                               YEAR ENDED DECEMBER 31, 1997
                                                     -------------------------------------------------
                                                                                            REVENUE
                                  DATE     NUMBER      ROOM                  AVERAGE     PER AVAILABLE
CURRENT HOTELS                   OPENED   OF ROOMS   REVENUE    OCCUPANCY   DAILY RATE      ROOM(1)
--------------                   ------   --------   --------   ---------   ----------   -------------
Gastonia, North Carolina.......   1989        109    $  1,689      68.7%     $ 61.82        $ 42.46
Indianapolis, Indiana..........   1987        129       2,457      73.6        70.86          52.18
Jacksonville, Florida..........   1986        122       1,788      72.3        55.51          40.16
Kansas City (Overland Park),
  Kansas.......................   1991        134       2,417      74.1        66.83          49.51
Kansas City, Missouri..........   1987        120       2,243      72.3        70.88          51.22
Knoxville, Tennessee...........   1991        118       1,755      73.4        55.55          40.75
Little Rock (North),
  Arkansas.....................   1985        123       1,709      68.8        55.32          38.07
Little Rock (South),
  Arkansas.....................   1985        122       1,271      53.8        53.02          28.54
Louisville, Kentucky...........   1986        119       1,841      68.9        61.54          42.38
Memphis (Poplar), Tennessee....   1985        126       2,672      81.9        70.94          58.09
Memphis (Sycamore View),
  Tennessee....................   1984        117       1,845      76.6        56.42          43.22
Meriden, Connecticut...........   1988        125       1,914      65.1        64.46          41.94
Milford, Connecticut...........   1986        148       2,922      80.2        67.47          54.09
Morgantown, West Virginia......   1991        108       1,922      75.7        64.40          48.77
Nashville (Brentwood),
  Tennessee....................   1985        114       2,269      76.5        71.24          54.52
Nashville (Briley Parkway),
  Tennessee....................   1987        120       2,495      81.4        70.00          56.96
Norfolk, Virginia..............   1990        119       1,930      62.9        70.43          44.32
Pickwick, Tennessee............   1994         50         748      64.4        63.58          40.97
San Antonio, Texas.............   1995        169       3,562      71.8        80.40          57.75
Sarasota, Florida..............   1987         97       1,451      62.5        65.59          40.98
Savannah, Georgia..............   1986        129       1,744      66.6        55.64          37.05
Scottsdale, Arizona............   1996        126       2,140      54.3        85.69          46.53
Scranton, Pennsylvania.........   1994        129       2,507      77.0        69.16          53.25
Shelby, North Carolina.........   1989         78         992      68.5        50.86          34.84
Southhaven (Memphis),
  Mississippi..................   1995         86       1,471      78.8        59.44          46.86
St. Louis (Westport),
  Missouri.....................   1987        122       1,938      65.8        66.13          43.52
State College, Pennsylvania....   1987        120       2,279      74.3        69.96          52.00
Traverse City, Michigan........   1987        127       1,960      57.7        73.35          42.29
HAMPTON INN & SUITES:
Memphis (Bartlett),
  Tennessee(2).................   1998        125          --        --           --             --
COMFORT INN:
Enterprise, Alabama............   1987         78         981      70.7        48.74          34.45
Jacksonville Beach, Florida....   1973        177       3,389      65.2        80.42          52.46
Rutland, Vermont...............   1985        104       1,710      77.0        58.52          45.06
RESIDENCE INN:
Atlantic City (Somers Point),
  New Jersey...................   1988        119       3,362      77.9        99.43          77.41
Boise, Idaho...................   1986        104       2,452      81.8        78.97          64.60
Burlington, Vermont............   1988         96       2,643      84.6        89.14          75.44
Colorado Springs, Colorado.....   1984         96       2,563      81.0        90.35          73.15
Madison, Wisconsin.............   1988         80       1,607      73.9        74.47          55.04
Minneapolis (Eagan),
  Minnesota....................   1988        120       3,214      84.2        87.11          73.38
Oklahoma City, Oklahoma........   1982        135       3,270      82.8        80.16          66.37
Omaha, Nebraska................   1981         80       1,906      79.8        81.78          65.27
Portland, Oregon...............   1990        168       5,519      86.6       103.91          90.00
Princeton, New Jersey..........   1988        208       5,992      81.5        96.89          78.92
Tinton Falls, New Jersey.......   1988         96       2,831      85.6        94.43          80.80
Tucson, Arizona................   1985        128       3,015      75.7        85.26          64.53

                                                   (Continued on following page)

                                                               YEAR ENDED DECEMBER 31, 1997
                                                     -------------------------------------------------
                                                                                            REVENUE
                                  DATE     NUMBER      ROOM                  AVERAGE     PER AVAILABLE
CURRENT HOTELS                   OPENED   OF ROOMS   REVENUE    OCCUPANCY   DAILY RATE      ROOM(1)
--------------                   ------   --------   --------   ---------   ----------   -------------
HOLIDAY INN:
Bluefield, West Virginia.......   1980        120    $  2,060      67.4%     $ 69.79        $ 47.03
Charleston (Mt. Pleasant),
  South Carolina...............   1988        158       3,177      75.0        73.41          55.09
Oak Hill, West Virginia........   1983        119       1,251      44.6        64.58          28.81
Winston-Salem, North
  Carolina.....................   1969        160       2,146      63.8        57.62          36.75
HOLIDAY INN EXPRESS:
Wilkesboro, North Carolina.....   1985        101       1,405      62.0        61.52          38.13
HOMEWOOD SUITES:
Augusta, Georgia(3)............   1997         65         739      49.1        86.13          42.29
Hartford, Connecticut..........   1990        132       3,433      80.3        88.77          71.26
Memphis (Germantown),
  Tennessee....................   1996         92       2,002      68.2        87.35          59.61
Phoenix, Arizona...............   1996        124       3,296      70.9       102.68          72.81
San Antonio, Texas.............   1996        123       2,453      70.8        77.17          54.64
Sharonville (Cincinnati),
  Ohio.........................   1990        111       2,227      72.3        76.06          54.97
AMERISUITES:
Cincinnati (Blue Ash), Ohio....   1990        127       2,215      66.7        71.67          47.78
Cincinnati (Forest Park),
  Ohio.........................   1992        126       2,106      65.5        69.88          45.79
Columbus, Ohio.................   1994        126       2,628      74.4        76.80          57.15
Flagstaff, Arizona.............   1993        117       1,838      65.4        65.35          42.76
Indianapolis, Indiana..........   1992        126       2,244      65.2        74.84          48.80
Jacksonville, Florida..........   1996        112       1,965      71.5        67.20          48.06
Kansas City (Overland Park),
  Kansas.......................   1994        126       2,729      78.3        75.78          59.34
Miami (Airport), Florida.......   1996        126       2,969      83.2        77.59          64.57
Richmond, Virginia.............   1992        126       3,070      80.0        83.46          66.75
Tampa, Florida.................   1994        126       2,915      78.7        80.57          63.38
                                           ------    --------     -----      -------        -------
          Subtotals/weighted
            average for Current
            Hotels(4)..........            11,571    $213,644      72.4%     $ 70.89        $ 51.30
                                           ------    --------     -----      -------        -------

RFS HOTELS
----------
HAMPTON INN:
Dallas (Plano), Texas..........   1996        131    $  2,070      70.4%     $ 61.46        $ 43.29
Denver (Airport), Colorado.....   1985        138       2,163      77.3        55.53          42.95
Denver (Lakewood), Colorado....   1987        150       2,779      76.6        66.25          50.76
Detroit (Warren), Michigan.....   1988        124       1,734      63.3        60.50          38.31
Ft. Lauderdale, Florida........   1986        122       2,151      71.0        68.01          48.30
Hattiesburg, Mississippi.......   1988        154       2,231      73.1        54.32          39.69
Houston, Texas (Hobby).........   1996        119       1,578      67.0        54.28          36.34
Indianapolis (Airport),
  Indiana......................   1988        131       2,383      77.7        64.15          49.83
Jacksonville, Florida(2).......   1998        118          --        --           --             --
Lansing, Michigan..............   1985        109       1,503      66.4        56.89          37.78
Laredo, Texas..................   1995        119       2,043      80.7        58.24          46.98
Lincoln, Nebraska..............   1983        111       1,973      82.0        59.41          48.70
Memphis (Walnut Grove),
  Tennessee....................   1992        120       2,374      83.2        65.15          54.21
Minneapolis (Airport),
  Minnesota....................   1985        135       2,846      80.7        71.61          57.75

                                                   (Continued on following page)

                                                               YEAR ENDED DECEMBER 31, 1997
                                                     -------------------------------------------------
                                                                                            REVENUE
                                  DATE     NUMBER      ROOM                  AVERAGE     PER AVAILABLE
RFS HOTELS                       OPENED   OF ROOMS   REVENUE    OCCUPANCY   DAILY RATE      ROOM(1)
----------                       ------   --------   --------   ---------   ----------   -------------
Minneapolis (Minnetonka),
  Minnesota....................   1990        127    $  2,017      66.3%     $ 65.64        $ 43.51
Oklahoma City, Oklahoma........   1986        134       2,409      77.8        63.33          49.25
Omaha, Nebraska................   1985        129       2,155      75.5        60.59          45.77
Phoenix (Chandler), Arizona
  (3)..........................   1997        101         941      57.3        69.49          39.81
Sedona, Arizona (3)............   1997         56         494      49.4        90.37          44.60
Tulsa, Oklahoma................   1986        148       2,049      65.4        58.01          37.94
RESIDENCE INN:
Ann Arbor, Michigan............   1985        114       2,378      83.5        91.69          76.53
Atlanta (Perimeter West),
  Georgia......................   1987        128       3,170      74.4        91.18          67.86
Charlotte, North Carolina......   1984         80       2,224      84.0        90.72          76.17
Fishkill, New York.............   1988        136       4,267      83.4       103.03          85.97
Fort Worth, Texas..............   1983        120       3,490      86.9        91.75          79.69
Jacksonville, Florida(3).......   1997        120         402      51.5        85.73          44.13
Kansas City, Missouri..........   1987         96       2,477      74.5        94.95          70.70
Orlando, Florida...............   1984        176       5,079      85.9        91.99          79.06
Providence, Rhode Island.......   1989         96       3,117      91.5        97.23          88.96
Sacramento, California.........   1987        176       4,691      79.1        92.30          73.02
Torrance, California...........   1984        247       7,561      89.7        93.52          83.86
Tyler, Texas...................   1985        128       2,710      89.9        64.51          58.00
West Palm Beach, Florida(2)....   1998         78          --        --           --             --
Wilmington, Delaware...........   1989        120       3,605      92.0        89.46          82.30
HOLIDAY INN:
Chicago (Crystal Lake),
  Illinois.....................   1988        196       4,761      76.9        86.50          66.55
Columbia, South Carolina.......   1969        175       2,413      69.0        54.76          37.77
Flint, Michigan................   1990        171       4,201      77.7        86.64          67.30
Lafayette, Louisiana...........   1983        242       4,131      78.1        59.87          46.77
Louisville, Kentucky...........   1970        169       2,249      71.9        50.71          36.45
St. Louis (Clayton),
  Missouri.....................   1965        255       5,069      69.7        78.13          54.46
COMFORT INN:
Atlanta (Conyers), Georgia.....   1989         83       1,087      62.5        57.44          35.88
Atlanta (Marietta), Georgia....   1989        185       2,125      63.8        49.32          31.46
Clemson, South Carolina........   1989        122       1,556      66.9        52.28          34.95
Detroit (Farmington Hills),
  Michigan.....................   1987        135       2,188      67.5        65.80          44.41
Fort Mill, South Carolina......   1987        153       2,362      72.3        58.49          42.30
  (Charlotte, North Carolina)
Grand Rapids, Michigan.........   1982        109       1,547      70.9        54.85          38.87
HOLIDAY INN EXPRESS:
Austin, Texas..................   1992        125       2,088      71.3        64.14          45.76
Chicago (Arlington Heights),
  Illinois.....................   1989        125       2,609      77.2        74.11          57.19
Chicago (Downers Grove),
  Illinois.....................   1984        123       2,390      70.3        75.72          53.24
Milwaukee (Wauwatosa),
  Wisconsin....................   1984        122       1,981      77.4        57.50          44.48
Minneapolis, Minnesota.........   1987        142       2,861      82.4        67.02          55.21
Nashville (Franklin),
  Tennessee....................   1969        100       1,413      73.5        52.65          38.71

                                                   (Continued on following page)

                                                               YEAR ENDED DECEMBER 31, 1997
                                                     -------------------------------------------------
                                                                                            REVENUE
                                  DATE     NUMBER      ROOM                  AVERAGE     PER AVAILABLE
RFS HOTELS                       OPENED   OF ROOMS   REVENUE    OCCUPANCY   DAILY RATE      ROOM(1)
----------                       ------   --------   --------   ---------   ----------   -------------
SHERATON AND SHERATON FOUR
  POINTS:
Bakersfield, California........   1983        197    $  3,412      68.0%     $ 69.79        $ 47.45
Birmingham, Alabama............   1984        205       4,471      69.1        87.87          60.75
Pleasanton, California.........   1985        214       5,367      73.5        93.46          68.72
Milpitas, California...........   1988        229       8,371      74.6       134.26         100.15
Sunnyvale, California..........   1980        174       6,192      83.4       116.93          97.50
HAWTHORN SUITES:
Atlanta, Georgia...............   1984        280       5,667      68.4        81.03          55.45
HOMEWOOD SUITES:
Chandler, Arizona(2)...........   1998         83          --        --           --             --
DOUBLETREE:
Del Mar, California............   1990        220       5,828      81.7        88.94          72.69
BEVERLY HERITAGE:
Milpitas, California...........   1988        196       7,125      74.9       132.95          99.59
HOTEL REX:
San Francisco, California......   1912         94       3,203      74.9       124.63          93.36
COURTYARD BY MARRIOTT:
Flint, Michigan................   1996        102       1,864      65.0        77.01          50.07
                                           ------    --------     -----      -------        -------
          Subtotals/weighted
            averages for RFS
            Hotels(4)..........             9,017    $181,598      75.4%     $ 77.52        $ 58.43
                                           ------    --------     -----      -------        -------
          Consolidated
            totals/weighted
            average for Current
            Hotels and RFS
            Hotels(4)..........            20,588    $395,246      73.6%     $ 73.78        $ 54.34
                                           ======    ========     =====      =======        =======

---------------

(1) Determined by dividing annual room revenue by available rooms.
(2) Hotel was not open in 1997.
(3) Represents operations since the opening of the following hotels: the Homewood Suites in Augusta, Georgia (April 1997); the Hampton Inns in Phoenix, (Chandler), Arizona (May 1997) and Sedona, Arizona (June 1997); and the Residence Inn in Jacksonville, Florida (October 1997).
(4) Weighted averages for occupancy, ADR and REVPAR reflect only hotels operated for the full year.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and a brief description of the business experience of each person who is a director, future director or executive officer of the Company.

                    NAME                                         POSITION
                    ----                                         --------
Current Directors and Executive Officers:
Phillip H. McNeill, Sr.......................  Chairman of the Board, Chief Executive
                                               Officer and Director
James A. Thomas, III.........................  Independent Director
William W. Deupree, Jr.......................  Independent Director
Joseph W. McLeary............................  Independent Director
Howard A. Silver.............................  President, Chief Operating Officer, Treasurer
                                               and Chief Financial Officer
Phillip H. McNeill, Jr.......................  Executive Vice President of Development
J. Ronald Cooper.............................  Vice President, Secretary, Assistant
                                               Treasurer and Controller
Connie O. Parker.............................  Assistant Secretary
Richard Mitchell.............................  Vice President -- Asset Management
Bradley W. Barber............................  Vice President
Gregory Blair................................  Assistant Vice President -- Development
Future Directors:(1)
Robert M. Solmson............................  Independent Director
Bruce E. Campbell............................  Independent Director

---------------

(1) Appointments contingent upon consummation of the Merger.

     Phillip H. McNeill, Sr. (age 59) has been Chairman of the Board and Chief Executive Officer of the Company since 1994 and has been Chairman of McNeill Hospitality Corporation since 1984. From 1963 to 1977, he served in various capacities, including President and Chief Executive Officer, with Schumacher Mortgage Company, Inc., a mortgage banking firm and subsidiary of Time, Inc. Mr. McNeill has served as President and Director of the Memphis Mortgage Bankers Association and the Tennessee State Mortgage Bankers Association. He has served as a member of the Board of Trustees of the University of Memphis Foundation and as a Director of First Commercial Bank of Memphis. He is currently serving as a member of the Board of Directors of National Commerce Bancorporation. Mr. McNeill holds both a B.S. and a J.D. degree from the University of Memphis and is a graduate of the Northwestern School of Mortgage Banking.

     James A. Thomas, III (age 57) has been Chairman of the Board of NewSouth Capital Management, Inc., a registered investment advisory firm in Memphis, Tennessee, which manages approximately $1.6 billion in investment assets, since January 1985. He is a director of First Commercial Bank of Memphis and a member of the Board of Trustees of Rhodes College. Mr. Thomas has been a director of the Company since February 1994. He serves on the Audit and Compensation Committees of the Board of Directors.

     William W. Deupree, Jr. (age 56) has been a Managing Director of Morgan Keegan & Company, Inc. and its parent company Morgan Keegan, Inc., a NYSE listed company, since 1985. Mr. Deupree joined Morgan Keegan in 1972 and served as its President from 1985 to 1996. He is also a director of NSA International, Inc., a provider of water filtration devices. He is a member of the Regional Firms Advisory Committee of the NYSE, as well as a member of the Board of Directors for the Securities Industry Association. Mr. Deupree has been a director of the Company since February 1994. He serves on the Audit and Compensation Committees of the Board of Directors.

     Joseph W. McLeary (age 58) has been Chairman of Executive Financial Services, Inc., a private consulting and benefits administration firm, since 1997. From 1987 to 1997, he was Chairman and Chief Executive Officer of Midland Financial Group, Inc., a publicly-owned automobile insurance company. From 1984 to 1987, he was president of McLeary & Co., a company organized to manage a privately-held investment fund engaged in the acquisition of small businesses in the Memphis, Tennessee area. From 1969 to 1983, he was President and Chief Financial Officer and a Director of Cook International, Inc., a publicly owned agricultural commodities firm. Prior to 1969, he was employed by the Federal Reserve Bank of Atlanta. He has been a director of SCB Computer Technology, Inc., a computer consulting corporation whose shares are traded on The Nasdaq Stock Market, since January 1996. Mr. McLeary has been a director of the Company since February 1994. He serves on the Audit and Compensation Committees of the Board of Directors.

     Howard A. Silver (age 43) was appointed President and Chief Operating Officer of the Company on June 11, 1998 and will continue to serve as the Company's Chief Financial Officer and Treasurer for an interim period until a new Chief Financial Officer and Treasurer is named. Since joining the Company in 1994 until June 11, 1998, he served in various capacities, most recently Executive Vice President of Finance, Secretary, Treasurer and Chief Financial Officer of the Company. Since October 1997, he has been a certified public accountant since 1980. From 1992 until 1994, Mr. Silver served as Chief Financial Officer of Alabaster Originals, L.P., a fashion jewelry wholesaler located in Memphis, Tennessee. From 1978 to 1985, Mr. Silver was a certified public accountant with Coopers & Lybrand, L.L.P., and from 1987 to 1992 Mr. Silver was employed as a certified public accountant with Ernst & Young. Mr. Silver holds a B.S. in Accounting from the University of Memphis.

     Phillip H. McNeill, Jr. (age 36) has been Executive Vice President of Development of the Company since 1996. From 1994 to 1996, he served as President of Trust Leasing, Inc., formerly McNeill Hotel Co., Inc., the former lessee of the Company's hotels (the "Former Lessee"), and from 1994 to 1996 served as Vice President of Trust Management, Inc., formerly McNeill Hospitality Corporation, both of which are affiliates of a former lessee of the Company's hotels. Mr. McNeill is the son of Phillip H. McNeill, Sr. and holds a B.B.A. from the University of Memphis. He is a graduate of the Northwestern School of Mortgage Banking.

     J. Ronald Cooper (age 49) was appointed Secretary of the Company on June 11, 1998, and has been Vice President, Assistant Treasurer and Controller of the Company since 1996 and from 1996 until June 11, 1998, Mr. Cooper served as the Company's Assistant Secretary. From 1994 to 1996, he was Controller and Director of Financial Reporting for the Former Lessee and joined the Former Lessee in October 1994. Mr. Cooper has been a certified public accountant since 1972. From 1978 until joining the Former Lessee, Mr. Cooper was employed as Secretary, Treasurer and Controller of Wall Street Deli, Inc., a publicly-owned delicatessen company. Prior to that, Mr. Cooper was a certified public accountant with the national accounting firm of Coopers & Lybrand, L.L.P. from 1970 to 1976. Mr. Cooper holds a B.S. in Accounting from Murray State University.

     Richard F. Mitchell (age 53) has been Vice President -- Asset Management of the Company since 1996. From 1995 to 1996, he was Vice President of Operations for the Former Lessee and joined the Former Lessee in 1994 as an Area Manager. Prior to joining the Former Lessee, Mr. Mitchell held various positions with North American Hospitality, Inc., including Director of Training and Development. Mr. Mitchell has held management positions in a number of hotels including Sheraton, Hampton Inn, Residence Inn and Best Western. He holds a B.S. degree in Business Administration from the University of Kansas.

     Bradley W. Barber (age 34) has been a Vice President of the Company since October 1997. From January 1991 to October 1997, Mr. Barber was employed by Morgan Keegan & Company, Inc. where he served from January 1991 to February 1992 as an analyst, from February 1992 to July 1993 as an associate and from July 1993 to May 1995 as Associate Vice President in the Corporate Finance division and from November 1995 to October 1997 as Vice President and Assistant to the Director of the Equity Research division. From 1988 to January 1991, Mr. Barber was a research consultant with the University of Memphis. Mr. Barber holds a B.B.A. from Freed-Hardeman University and a M.B.A. from the University of Memphis.

     Gregory Blair (age 35) has been Assistant Vice President -- Development of the Company since December 1997. From 1995 to December 1997, Mr. Blair served as Assistant Vice President -- Development for the Former Lessee, and from 1985 to 1995 he served as Chief Engineer for the Hampton Inns hotel in Jackson, Tennessee.

     Upon consummation of the Merger, two current directors of RFS, Robert M. Solmson (RFS' Chairman of the Board, President and Chief Executive Officer) and Bruce E. Campbell, Jr. (an RFS independent director), are expected to be appointed to the Company's Board of Directors, and the Company's Board of Directors expects to designate a three-person executive committee consisting of Messrs. McNeill, Solmson and Deupree. The executive committee will be responsible for routine corporate decisions and will have only such powers and authority as the Board of Directors may grant. See "Prospectus Supplement Summary -- Pending Merger with RFS."

     Bruce E. Campbell, Jr. (age 66) has been Chairman of the Executive Committee of the Board of Directors of National Commerce Bancorporation, a national bank holding company, since 1993. Prior to 1993, Mr. Campbell was Chairman and Chief Executive Officer of National Commerce Bancorporation, since 1977. During such period, Mr. Campbell was also Chairman and Chief Executive Officer of National Bank of Commerce, Memphis, Tennessee, a wholly-owned national banking subsidiary of National Commerce Bancorporation. He has been a director of RFS since 1993. Following the Merger, Mr. Campbell is expected to be appointed as a director of the Company.

     Robert M. Solmson (age 50) is Chairman, President and Chief Executive Officer of RFS. Mr. Solmson has been Chairman and Chief Executive Officer since RFS' formation in 1993 and President from 1993 to February 1996 and since February 1998. Following the Merger, Mr. Solmson is expected to be appointed as a director of the Company.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Charter and the articles of amendment to the Charter (the "Designating Amendment") establishing the Series A Preferred Stock, each of which is available from the Company and has been filed with the Securities and Exchange Commission. This description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus.

GENERAL

     The Company is authorized to issue up to 10,000,000 shares of preferred stock ("Preferred Stock") from time to time, in one or more series or classes, with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as the Board of Directors may determine prior to issuance thereof by adoption of an amendment of the Charter without any further vote or action by the Company's shareholders. See "Description of Preferred Stock" in the accompanying Prospectus. As of the date of this Prospectus Supplement, there are no classes or series of outstanding shares of Preferred Stock.

     On June 9, 1998, a form of Designating Amendment was adopted by the Company's Board of Directors, determining the terms of a series of Preferred Stock consisting of 3,162,500 shares, designated 9 1/2% Series A Cumulative Preferred Stock. The Designating Amendment will become effective when accepted for filing by the Secretary of State of the State of Tennessee.

     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series A Preferred Stock to the Partnership in exchange for 9 1/2% Series A Preferred Units in the Partnership, the economic terms of which will be substantially identical to the Series A Preferred Stock. The Partnership will be required to make all required distributions on the Series A Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount of the Series A Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Partnership, except for any other series of preferred partnership units ranking senior to or on a parity with the Series A Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.

RANKING

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) prior or senior to any class or series of Common Stock of the Company and any other class or series of equity securities of the Company, if the holders of Series A Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Junior Stock");
(b) on a parity with any class or series of equity securities of the Company if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Parity Stock"); (c) junior to any class or series of equity securities of the Company if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series A Preferred Stock ("Senior Stock"); and (d) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDENDS

     Holders of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds of the Company legally available for payment, cash dividends at the rate of 9 1/2% per annum of the $25 liquidation preference (equivalent to $2.375 per annum per share). Such dividends shall be cumulative from the date of original issue, whether or not in any dividend period or periods (i) such dividends shall be declared, (ii) there shall be funds of the Company legally available for the payment of such dividends or (iii) any agreement of the Company prohibits payment of such dividends, and shall be payable quarterly on or before the last day of January, April, July and October of each year (or, if not a business day, the next succeeding business day, each a "Dividend Payment Date"), commencing October 31, 1998. The first dividend will be prorated for more than a full quarter. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360 day year. Dividends will be payable in arrears to holders of record as they appear on the stock records of the Company at the close of business on the last business day of each of March, June, September and December, as the case may be, immediately preceding such Dividend Payment Date. Holders of Series A Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series A Preferred Stock. No interest shall be paid in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

     When dividends are not paid in full upon the Series A Preferred Stock or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series A Preferred Stock and any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and accumulated, accrued and unpaid on such Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Series A Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by the Company with respect to any class or series of Parity Stock. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared or paid or set apart for payment by the Company with respect to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock. Notwithstanding the above, the Company shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Company's qualification as a REIT.

     The Unsecured Line of Credit contains restrictive covenants which limit, among other things, the ability of the Company to pay dividends or make other restricted payments. Such covenants provide that the Company will not permit the aggregate amount of distributions paid for the four most current fiscal quarters
(i) on an unadjusted basis, to exceed 90% of FFO or (ii), after deduction of distributions attributable to stock issued during the most recent of such four quarters, to exceed 100% of certain cash flows, provided that, so long as no event of default exists as a result of a breach of certain financial ratios and tests that the Company is required to meet, the Company may pay the minimum amount of distributions as may be necessary to maintain its REIT status under the Internal Revenue Code of 1986, as amended (the "Code"). A failure of the Company to comply with these or other conditions and obligations contained in the Unsecured Line of Credit could result in adverse consequences to holders of the Series A Preferred Stock, could render the Company unable to pay required dividends or make redemptions, and could result in an event of default under the Unsecured Line of Credit. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the existing Unsecured Line of Credit.

     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their proportionate share of the Company's undistributed long-term capital gains, as designated by the Company.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution by the Company shall be made to or set apart for the holders of any shares of Junior Stock, the holders of shares of Series A Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of Series A Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series A Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the Company shall not include a consolidation or merger of the Company with one or more corporations, a sale or transfer of all or substantially all of the Company's assets, or a statutory share exchange.

     Upon any liquidation, dissolution or winding up of the Company, after payment shall have been made in full to the holders of Series A Preferred Stock and any Parity Stock, any other series or class or classes of Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Stock and any Parity Stock shall not be entitled to share therein.

REDEMPTION

     Shares of Series A Preferred Stock shall not be redeemable by the Company prior to June 25, 2003 (except in certain limited circumstances relating to the Company's maintenance of its ability to qualify as a REIT as described in "-- Restrictions on Ownership.") On and after June 25, 2003, the Company may redeem shares of Series A Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption (the "Redemption Date"). The Redemption Date shall be selected by the Company and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by the Company. If full cumulative dividends on all outstanding shares of Series A Preferred Stock have not been paid or declared and set apart for payment, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed. The redemption price for the Series A Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by the Company or the Partnership of other capital shares of the Company or the Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "capital shares" means any common stock, preferred stock, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into capital shares)) or options to purchase any of the foregoing of or in the Company or the Partnership.

     Notice of redemption of the Series A Preferred Stock shall be mailed by the Company to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on the stock records of the Company. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the number of shares of Series A Preferred Stock to be redeemed; and
(iii) the place or places where certificates for such shares of Series A Preferred Stock are to be surrendered for cash. From and after the Redemption Date, dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption).

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "-- Restrictions on Ownership").

     Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Series A Preferred Stock in the open market, by tender or by private agreement.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law. Specifically, holders of the Series A Preferred Stock will be entitled, as a result of Tennessee law, to notice regarding the Company's special meeting of shareholders regarding approval of the Merger and other matters to be considered at such special meeting but will have no voting rights with regard to the Merger and such other matters.

     If and whenever distributions on any shares of Series A Preferred Stock or any series or class of Parity Stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the Board of Directors shall be increased by two and the holders of such shares of Series A Preferred Stock (voting together as a single class with all other shares of Parity Stock of any other class or series which is entitled to similar voting rights (the "Voting Preferred Stock")) will be entitled to vote for the election of the two additional directors of the Company at any annual meeting of shareholders or at a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Stock called for that purpose. The Company must call such special meeting upon the request of any holder of record of shares of Series A Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series A Preferred Stock and the Voting Preferred Stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the Board of Directors shall be reduced accordingly.

     The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series A Preferred Stock and the holders of all other classes or series of Preferred Stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, the Charter, including the Designating Amendment, or the Company's bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series A Preferred Stock. The amendment of the Charter to authorize, create, or to increase the authorized amount of Junior Stock or any shares of any class of Parity Stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock. No such vote of the holders Series A Preferred Stock as described above shall be required if provision is made to redeem all shares of Series A Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

     With respect to the exercise of the above described voting rights, each share of Series A Preferred Stock shall have one (1) vote per share, except that when any other class or series of Preferred Stock shall have the right to vote with the Series A Preferred Stock as a single class, then the Series A Preferred Stock and such other class or series shall have one quarter of one (0.25) vote per $25 of stated Liquidation Preference.

     In addition to the above, under Tennessee law, the Series A Preferred Stock will be entitled to vote as a separate voting group if the Series A Preferred Stock is affected by certain amendments to the Charter, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to the Charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (i) increase or decrease the aggregate number of authorized shares of that class; (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (iii) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (iv) change the designation, rights, preferences, or limitations of any shares of the class; (v) change the shares of all or part of the class into a different number of shares of the same class; (vi) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class, or increase the rights, preferences or number of authorized shares of any class having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (vii) limit or deny an existing preemptive right of all or part of the shares of the class, if any;
(viii) authorize the issuance as a share dividend of shares of such class in respect of shares of another class; (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class; or (x) change the corporation into a non-profit corporation or a cooperative organization. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series. Unless the Charter, the Company's bylaws, or the Board of Directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters' rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

TRANSFER AND DIVIDEND PAYING AGENT

     SunTrust Bank, Atlanta, will act as the transfer and dividend payment agent and registrar in respect of the Series A Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of its capital stock. See the accompanying Prospectus under "Federal Income Tax Considerations -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter contains a provision limiting the acquisition of shares of the Company's capital stock, including shares of Series A Preferred Stock (the "Ownership Limitation Provision").

     The Ownership Limitation Provision provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (i) the number of outstanding shares of Common Stock or (ii) the number of outstanding shares of any series of Preferred Stock (the "Ownership Limitation"). The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     Any transfer of shares of Common Stock or Preferred Stock that would (i) result in any person owning, directly or indirectly, Common Stock or Preferred Stock in excess of the Ownership Limitation, (ii) result in the shares of Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (iv) cause the Company to own, directly or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio, and the intended transferee will acquire no rights in such shares of Common Stock or Preferred Stock.

     Subject to certain exceptions described below, if any purported transfer of shares of Common Stock or Preferred Stock would (i) result in any person owning, directly or indirectly, shares of Common Stock or Preferred Stock in excess of the Ownership Limitation, (ii) result in the shares of Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (iv) cause the Company to own, directly or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, the shares of Common Stock or Preferred Stock will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Share Trust") effective on the day before the purported transfer of such shares of Common Stock or Preferred Stock. The record holder of the shares of Common Stock or Preferred Stock that are designated as Shares-in-Trust (the "Prohibited Owner") will be required to submit such number of shares of Common Stock or Preferred Stock to the Company for registration in the name of the Share Trust. The Share Trustee will be designated by the Company, but will not be affiliated with the Company. The beneficiary of the Share Trust (the "Beneficiary") will be one or more charitable organizations that are named by the Company.

     Shares-in-Trust will remain issued and outstanding shares of Common Stock or Preferred Stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The Share Trust will receive all dividends and distributions on the Shares-in-Trust and will hold such dividends and distributions in trust for the benefit of the Beneficiary. The Share Trustee will vote all Shares-in-Trust. The Share Trustee will designate a permitted transferee of the Shares-in-Trust, provided that the permitted transferee (i) purchases such Shares-in-Trust for valuable consideration and (ii) acquires such Shares-in-Trust without such acquisition resulting in a transfer to another Share Trust and resulting in the redesignation of such Common Stock or Preferred Stock as Shares-in-Trust.

     The Prohibited Owner with respect to Shares-in-Trust will be required to repay to the Share Trust the amount of any dividends or distributions received by the Prohibited Owner (i) that are attributable to any Shares-in-Trust and
(ii) the record date of which was on or after the date that such shares became Shares-in-Trust. The Prohibited Owner generally will receive from the Share Trustee the lesser of (i) the price per share such Prohibited Owner paid for the shares of Common Stock or Preferred Stock that were designated as Shares-in-Trust (or, in the case of a gift or devise, the Market Price (as defined below) per share on the date of such transfer) and (ii) the price per share received by the Share Trustee from the sale of such Shares-in-Trust. Any amounts received by the Share Trustee in excess of the amounts to be paid to the Prohibited Owner will be distributed to the Beneficiary.

     The Shares-in-Trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of a gift or devise, the Market Price per share on the date of such transfer) or (ii) the Market Price per share on the date that the Company, or its designee, accepts such offer. The Company will have the right to accept such offer for a period of ninety days after the later of (i) the date of the purported transfer which resulted in such Shares-in-Trust and (ii) the date the Company determines in good faith that a transfer resulting in such Shares-in-Trust occurred.

     "Market Price" on any date shall mean the average of the Closing Price (as defined below) for the five consecutive Trading Days (as defined below) ending on such date. The "Closing Price" on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the shares of Common Stock or Preferred Stock are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock or Preferred Stock are listed or admitted to trading or, if the shares of Common Stock or Preferred Stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal automated quotations system that may then be in use or, if the shares of Common Stock or Preferred Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of Common Stock or Preferred Stock selected by the Board of Directors. "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock or Preferred Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock or Preferred Stock are not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     Any person who acquires or attempts to acquire shares of Common Stock or Preferred Stock in violation, of the foregoing restrictions, or any person who owned shares of Common Stock or Preferred Stock that were transferred to a Share Trust, will be required (i) to give immediately written notice to the Company of such event and (ii) to provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT.

     The Charter requires all persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of the outstanding shares of the Company's stock (including both the Common Stock and any outstanding series of Preferred Stock), within 30 days after January 1 of each year, to provide to the Company a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of Common Stock and Preferred Stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limitation.

     The Ownership Limitation generally will not apply to the acquisition of shares of Common Stock or Preferred Stock by an underwriter that participates in a public offering of such shares. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service (the "Service") or an opinion of counsel and upon such other conditions as the Board of Directors may direct, may exempt a person from the Ownership Limitation under certain circumstances. The foregoing restrictions will continue to apply until (i) the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and (ii) there is an affirmative vote of two-thirds of the number of shares of Common Stock entitled to vote on such matter at a special meeting of the shareholders of the Company.

     The Ownership Limitation could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the shareholders of the Company. See "Risk Factors -- Ownership Limitation" and "Limitation or Acquisition and Change in Control" in the accompanying Prospectus.

     All certificates representing shares of Series A Preferred Stock will bear a legend referring to the restrictions described above.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Charter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     The Designating Amendment provides that each holder of Series A Preferred Stock shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This discussion supplements the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations." This discussion generally does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series A Preferred Stock.

TAXATION OF THE COMPANY

     In the opinion of Hunton & Williams, the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994 through December 31, 1997, and the Company's organization and proposed method of operation will enable it to qualify to be taxed as a REIT for its taxable year ending December 31, 1998, and future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are set out in the federal income tax opinion that will be delivered by Hunton & Williams at the closing of the Offering. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and stock ownership, the various qualification tests imposed under the Code. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the accompanying Prospectus.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable "U.S. Shareholders" out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. Shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether a distribution is made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to its Preferred Stock (including the Series A Preferred Stock), and then to its Common Stock. As used herein, the term "U.S. Shareholder" means a holder of Series A Preferred Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Series A Preferred Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. In that case, the Company's shareholders would include in income their proportionate share of the Company's undistributed long-term capital gains. In addition, the shareholders would be deemed to have paid their proportionate share of the tax paid by the Company, which would be credited or refunded to the shareholders. Each shareholder's basis in its shares would be increased by the amount of the undistributed long-term capital gain included in the shareholder's income, less the shareholder's share of the tax paid by the Company.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Series A Preferred Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Series A Preferred Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Series A Preferred Stock has been held for one year or less), assuming the Series A Preferred Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Series A Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company and gain from the disposition of Series A Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE SERIES A PREFERRED STOCK

     In general, any gain or loss realized upon a taxable disposition of the Series A Preferred Stock by a U.S. Shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Series A Preferred Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares of Series A Preferred Stock by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Series A Preferred Stock may be disallowed if other shares of Series A Preferred Stock are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to noncorporate taxpayers is 28% for sales and exchange of assets held for more than one year but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., depreciable real property) held for more than 18 months is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute, the Company may designate (subject to certain limits) whether such a distribution is taxable to its noncorporate shareholders at a 20%, 25%, or 28% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of the Series A Preferred Stock (in which case the redemption will be treated in the same manner as a sale described in the preceding paragraph). The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder's stock interest in the Company, (ii) results in a "complete termination" of the holder's interest in all classes of stock of the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of Series A Preferred Stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under "Taxation of Taxable U.S. Shareholders." In that case, a shareholder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to any of such shareholder's remaining stock holdings in the Company. If the shareholder does not retain any stock ownership in the Company, such basis could be transferred to a related person or it may be lost.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Series A Preferred Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's shares only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively own more than 50% of the value of the Company's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. For purposes of determining whether a distribution is made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to its Preferred Stock (including the Series A Preferred Stock), and then to its Common Stock. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Series A Preferred Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service has issued final regulations that modify the manner in which the Company complies with the withholding requirements. Based on IRS Notice 98-16, those regulations will apply to distributions made after December 31, 1999.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Series A Preferred Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Series A Preferred Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its Series A Preferred Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     The Company is required to withhold 10% of any distribution to a Non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required by currently applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of its Series A Preferred Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Because the Company's Common Stock is and the Series A Preferred Stock will be publicly traded, no assurance can be given that the Company is or will continue to be a "domestically controlled REIT." Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Series A Preferred Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Series A Preferred Stock is subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals), and the possible application of the 30% branch profits tax in the case of foreign corporations.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the underwriting agreement, dated the date hereof (the "Underwriting Agreement"), each of the Underwriters named below (each, an "Underwriter" and together, the "Underwriters") has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of shares of Series A Preferred Stock set forth opposite the name of such Underwriter below.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Smith Barney Inc. ..........................................    500,000
J.C. Bradford & Co. ........................................    450,000
CIBC Oppenheimer............................................    450,000
Morgan Keegan & Company, Inc. ..............................    450,000
Prudential Securities Incorporated..........................    450,000
Roney Capital Markets.......................................    450,000
                                                              ---------
          Total.............................................  2,750,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Series A Preferred Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price which represents a concession not in excess of $.50 per share under the public offering price. Each Underwriter may allow, and such dealers may re-allow, a concession not in excess of $.40 per share to the other Underwriters or to certain other dealers. After the initial offering, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to an aggregate of 412,500 additional shares of Series A Preferred Stock from the Company at the price to the public set forth on the cover page of this Prospectus Supplement minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in connection with the offering of the shares of Series A Preferred Stock offered hereby. To the extent that such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     In connection with this Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more shares of Series A Preferred Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the shares of Series A Preferred Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the shares of Series A Preferred Stock or effecting purchases of the shares of Series A Preferred Stock for the purpose of pegging, fixing or maintaining the price of the shares of Series A Preferred Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has applied to list the shares of Series A Preferred Stock on the NYSE under the symbol "ENNPrA." Prior to this Offering, there has been no public market for the shares of Series A Preferred Stock. If so approved, trading of the shares of Series A Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the shares of Series A Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the shares of Series A Preferred Stock prior to the commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the shares of Series A Preferred Stock will exist prior to commencement of trading or at any other time.

     Smith Barney Inc. and its affiliates have acted as financial advisor and lender to the Company and may in the future from time to time in the ordinary course of business act as financial advisor or lender to the Company.

     William W. Deupree, Jr., who is a director of Morgan Keegan & Company, Inc. ("Morgan Keegan") and of Morgan Keegan, Inc. (the parent company of Morgan Keegan), is a director of the Company. Morgan Keegan has acted as financial advisor to the Company in connection with the Merger and has rendered to the Company's Board of Directors its opinion to the effect that, as of the date of such opinion, based on Morgan Keegan's review and subject to the considerations and limitations set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to the Company. The Company has agreed to pay Morgan Keegan a transaction fee to reimburse Morgan Keegan for its reasonable out-of-pocket expenses and to indemnify Morgan Keegan and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement in connection with the Merger. In addition, Morgan Keegan was a managing underwriter of the Company's initial public offering and certain follow-on public equity offerings and received investment banking fees and other compensation in connection with those public offerings. Morgan Keegan has also received fees in connection with providing financial advisory services to the Company.

     Roney Capital Markets is a division of First Chicago Capital Markets, Inc., an indirect, wholly-owned subsidiary of First Chicago NBD Corporation, which owns First Chicago, the administrative agent for the Unsecured Line of Credit.

                                 LEGAL MATTERS

     The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for the Company by Hunton & Williams. The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. In rendering such opinion, King & Spalding will rely upon the opinion of Hunton & Williams as to certain matters of Tennessee law. The descriptions of federal income tax consequences contained in the Prospectus Supplement under the caption "Certain Federal Income Tax Considerations" and contained in the accompanying Prospectus under the caption "Federal Income Tax Considerations" are based upon the opinion of Hunton & Williams.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, are incorporated in the accompanying Prospectus by reference to the Company's Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of RFS Hotel Investors, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, are incorporated in the accompanying Prospectus by reference to the Company's Current Report on Form 8-K dated April 21, 1998. The above said financial statements have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of RFS, Inc. as December 31, 1997 and 1996 and for the years then ended have been incorporated in the accompanying Prospectus by reference to the Company's Current Report on Form 8-K dated April 21, 1998 in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                  EQUITY INNS

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

     The following unaudited pro forma consolidated balance sheet as of March 31, 1998 gives effect to the acquisition of the AmeriSuites Acquisition Hotels, the Offering of the Series A Preferred Stock, and the Merger as if such transactions had been consummated on such date. The unaudited Equity Inns Historical, As Adjusted consolidated balance sheet as of March 31, 1998 gives effect to the acquisition of the AmeriSuites Acquisition Hotels and the Offering of the Series A Preferred Stock as if such transactions had been consummated on such date. The Merger will be accounted for by the Company under the purchase method of accounting for business combinations. The following unaudited Equity Inns Historical, As Adjusted consolidated statement of operations for the year ended December 31, 1997 and the three months ended March 31, 1998 give effect to the following transactions as if such transactions had been consummated on January 1, 1997:

          Equity Inns Historical, As Adjusted:

             (i) the acquisition of 41 hotels acquired by Equity Inns in 1997 ("the 1997 Hotel Acquisitions") and the acquisition of the AmeriSuites Acquisition Hotels, and as if all such hotels had been leased pursuant to Percentage Leases;

             (ii) the consummation of Equity Inns' May and November 1997 offerings of Common Stock ("the 1997 Offerings") and Equity Inns' February and March 1998 offerings of Common Stock ("the 1998 Offerings") and the application of the net proceeds therefrom, and

             (iii) the Offering of the Series A Preferred Stock (the
        "Offering").

          The following unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 1997 and the three months ended March 31, 1998 give effect to the aforementioned transactions and the Merger as if such transactions had been consummated on January 1, 1997 and as if all the hotels acquired in the Merger had been leased, pursuant to the Percentage Leases. Additionally, the pro forma effects of the following items specific to RFS are given effect as if such transactions had been consummated on January 1, 1997.

        RFS, As Adjusted:

             (i) the acquisition of nine hotels acquired by RFS in 1997 and as if all such hotels had been leased pursuant to Percentage Leases. Additionally, three of the nine properties acquired by RFS in 1997 were properties which began operations in 1997, and two of the RFS development properties opened in the first quarter of 1998. Accordingly, the pro forma financial information reflects an estimate for base rent only, depreciation and real estate and personal property taxes for the period prior to their opening; and

             (ii) the consummation of the RFS March 1998 common stock offering and the application of the net proceeds therefrom.

     Such pro forma information is based in part upon the historical consolidated financial statements of the Company and RFS and should be read in conjunction with such financial statements which are contained herein or incorporated by reference. Certain historical RFS amounts have been reclassified to conform with the Company's presentation. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited pro forma financial information is not necessarily indicative of the financial position or operating results that would have occurred had such transactions been consummated on the date as of which, or at the beginning of the periods for which, the transactions are being given effect, nor is it necessarily indicative of future financial position or operating results.

                                  EQUITY INNS

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                               PREFERRED
                                   EQUITY     OFFERING AND   EQUITY INNS
                                    INNS      AMERISUITES    HISTORICAL,      RFS         MERGER
                                 HISTORICAL   ACQUISITION    AS ADJUSTED   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                 ----------   ------------   -----------   ----------   -----------     ----------
                                                      ASSETS
Investment in hotel properties,
  net..........................   $619,606      $ 96,997(A)   $716,603      $581,278     $381,485(E)    $1,679,366
Hotels under development.......                                               13,831                        13,831
Cash and cash equivalents......      6,324                       6,324        17,370       (1,500)(F)       22,194
Due from Lessees...............      7,893                       7,893        12,166                        20,059
Note receivable................      3,884                       3,884                                       3,884
Deferred expenses, net.........      7,147                       7,147         3,775       (3,775)(E)       10,647
                                                                                            2,000(G)
                                                                                            1,500(F)
Deposits and other assets......      2,730                       2,730         8,782                        11,512
                                  --------      --------      --------      --------     --------       ----------
         Total Assets..........   $647,584      $ 96,997      $744,581      $637,202     $379,710       $1,761,493
                                  ========      ========      ========      ========     ========       ==========

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Debt...........................   $230,871      $ 30,763(B)   $261,634      $222,621     $125,777(H)    $  610,032
Accounts payable and accrued
  expenses.....................     10,879                      10,879         7,786                        18,665
Distributions payable..........     11,603                      11,603                                      11,603
Minority interest in
  Partnership..................     19,084                      19,084        36,170      (36,170)(I)       77,035
                                                                                           59,743(J)
                                                                                           (1,792)(K)
                                  --------      --------      --------      --------     --------       ----------
         Total Liabilities.....    272,437        30,763       303,200       266,577      147,558          717,335
                                  --------      --------      --------      --------     --------       ----------
Shareholders' Equity:
  Preferred stock..............                   68,750(C)     68,750            10          (10)(I)       68,750
  Common stock.................        362                         362           250         (250)(I)          750
                                                                                              388(J)
  Treasury stock...............                                               (2,012)       2,012(I)
  Additional paid-in capital...    407,099        (2,516)(D)   404,583       373,307     (373,307)(I)    1,006,972
                                                                                          600,597(J)
                                                                                            1,792(K)
Unearned officers' and
  directors' compensation......       (250)                       (250)         (598)         598(I)          (250)
Predecessor basis assumed......     (1,264)                     (1,264)                                     (1,264)
Distributions in excess of net
  earnings.....................    (30,800)                    (30,800)         (332)         332(I)       (30,800)
                                  --------      --------      --------      --------     --------       ----------
         Total Shareholders'
           Equity..............    375,147        66,234       441,381       370,625      232,152        1,044,158
                                  --------      --------      --------      --------     --------       ----------
         Total Liabilities and
           Shareholders'
           Equity..............   $647,584      $ 96,997      $744,581      $637,202     $379,710       $1,761,493
                                  ========      ========      ========      ========     ========       ==========

---------------

(A) Represents an adjustment for the purchase of the AmeriSuites Acquisition Hotels.
(B) Represents the incremental borrowings necessary to complete the purchase of the AmeriSuites Acquisition Hotels ($96,997), in addition to the net proceeds of the Offering ($66,234).
(C) Represents an adjustment for the gross proceeds of the Series A Preferred Stock expected to be sold in the Offering.
(D) Represents an adjustment for the underwriters' discounts and commissions and expenses of the Offering.

(E) Represents adjustments attributable to the application of purchase accounting to RFS based upon the estimated value of the Company's Common Stock and Units to be issued upon consummation of the Merger, and the estimated additional borrowings incurred to pay direct costs of the Merger.
(F) Represents an adjustment for additional financing fees incurred to restructure credit facilities upon consummation of the Merger.
(G) Represents an adjustment for new anticipated franchise fees incurred as a result of the Merger.
(H) Represents an adjustment for the estimated additional borrowings incurred to pay direct costs of the Merger, including lease termination fees incurred by RFS in connection with the Merger ($95,500), franchise agreements ($2,000), professional and advisory fees ($11,200), employee severance related costs ($9,507), real estate property transfer taxes ($7,220) and other miscellaneous costs ($350).
(I) Represents an adjustment for the elimination of the historical shareholders' equity of RFS and minority interest ownership in RFS Partnership.
(J) Represents an adjustment for the estimated value of the Company's Common Stock and Units to be issued upon consummation of the Merger. The adjustment assumes each share of RFS common stock and RFS preferred stock, and each RFS Partnership unit or 25,848,819 shares and 2,569,609 units, respectively, will be exchanged for 1.5 shares of the Company's Common Stock or Units, as applicable. The adjustment assumes the shares of Common Stock and Units are valued at $15.50 per share or Unit as of the date of the Merger.
(K) Represents an adjustment to the minority interest in the Partnership to reflect the pro forma minority ownership percentage of 7.06% at March 31, 1998, following the Merger.

                                  EQUITY INNS

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                               PREFERRED
                                                               OFFERING
                                                                  AND        EQUITY INNS                                   RFS
                                  EQUITY INNS   HISTORICAL    AMERISUITES    HISTORICAL,      RFS       HISTORICAL     HISTORICAL,
                                  HISTORICAL    ADJUSTMENTS   ACQUISITION    AS ADJUSTED   HISTORICAL   ADJUSTMENTS    AS ADJUSTED
                                  -----------   -----------   -----------    -----------   ----------   -----------    -----------
Revenue:
 Percentage lease revenues......    $21,407        $            $ 2,412(B)     $23,819      $22,023        $ 240(A)      $22,263
 Gain on sale of hotel
   properties...................                                                                523                          523
 Other income...................        170                                        170           86                           86
                                    -------        ----         -------        -------      -------        -----         -------
       Total Revenue............     21,577                       2,412         23,989       22,632          240          22,872
Expenses:
 Real estate and personal
   property taxes...............      2,433                         276(E)       2,709        2,302           37(D)        2,339
 Property and casualty
   insurance....................                                                                186                          186
 Depreciation and
   amortization.................      6,682                         925(G)       7,607        4,951           50(F)        5,001
 Interest.......................      4,291        (278)(H)         586(I)       4,599        3,548         (180)(H)       3,368
 Amortization of loan costs.....        213                                        213          243                          243
 General and administrative.....      1,410                                      1,410        1,409                        1,409
 Amortization of unearned
   directors' and officers'
   compensation.................         23                                         23          196                          196
 Rental expense.................        207                          12(K)         219           36                           36
                                    -------        ----         -------        -------      -------        -----         -------
       Total Expenses...........     15,259        (278)          1,799         16,780       12,871          (93)         12,778
 Income before minority
   interest.....................      6,318         278             613          7,209        9,761          333          10,094
 Minority interest..............        314                           0            270          936                          929
                                    -------                     -------        -------      -------                      -------
 Net income.....................      6,004                         613          6,939        8,825                        9,165
 Preferred stock dividends......                                  1,633(M)       1,633          348                          348
                                    -------                     -------        -------                                   -------
 Net income applicable to common
   shareholders.................    $ 6,004                     $(1,020)       $ 5,306      $ 8,477                      $ 8,817
                                    =======                     =======        =======      =======                      =======
 Net income per share:
   Basic........................        .17                                        .15
   Diluted......................        .17                                        .15
 Weighted average number of
   common shares outstanding:
   Basic........................     35,221                                     36,231
                                    =======                                    =======
   Diluted......................     37,160                                     38,170
                                    =======                                    =======


                                    MERGER
                                  ADJUSTMENTS    PRO FORMA
                                  -----------    ---------
Revenue:
 Percentage lease revenues......    $ 2,642(C)    $48,724
 Gain on sale of hotel
   properties...................                      523
 Other income...................                      256
                                    -------       -------
       Total Revenue............      2,642        49,503
Expenses:
 Real estate and personal
   property taxes...............        587(N)      5,635
 Property and casualty
   insurance....................       (186)(O)
 Depreciation and
   amortization.................      3,609(P)     16,217
 Interest.......................      2,390(Q)     10,357
 Amortization of loan costs.....       (117)(R)       339
 General and administrative.....     (1,153)(S)     1,666
 Amortization of unearned
   directors' and officers'
   compensation.................       (196)(T)        23
 Rental expense.................                      255
                                    -------       -------
       Total Expenses...........      4,934        34,492
 Income before minority
   interest.....................     (2,292)       15,011
 Minority interest..............                      945
                                                  -------
 Net income.....................                   14,066
 Preferred stock dividends......       (348)        1,633
                                                  -------
 Net income applicable to common
   shareholders.................                  $12,433
                                                  =======
 Net income per share:
   Basic........................                      .17
   Diluted......................                      .17
 Weighted average number of
   common shares outstanding:
   Basic........................                   75,004
                                                  =======
   Diluted......................                   80,847
                                                  =======

          See Notes to Pro Forma Consolidated Statement of Operations

                                  EQUITY INNS

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        PREFERRED
                                                                        OFFERING
                                                                           AND        EQUITY INNS
                                          EQUITY INNS   HISTORICAL     AMERISUITES    HISTORICAL,      RFS       HISTORICAL
                                          HISTORICAL    ADJUSTMENTS    ACQUISITION    AS ADJUSTED   HISTORICAL   ADJUSTMENTS
                                          -----------   -----------    -----------    -----------   ----------   -----------
Revenue:
 Percentage lease revenues..............    $70,590       $25,476(A)     $ 9,147(B)    $105,213      $82,949       $5,641(A)
 Gain on sale of hotel properties.......        666                                         666
 Other income...........................        505                                         505          120
                                            -------       -------        -------       --------      -------       ------
       Total Revenue....................     71,761        25,476          9,147        106,384       83,069        5,641
Expenses:
 Real estate and personal property
   taxes................................      6,688         2,361(D)         977(E)      10,026        7,613        1,016(D)
 Property and casualty insurance........                                                                 744
 Depreciation and amortization..........     20,214         6,620(F)       3,701(G)      30,535       17,809          422(F)
 Interest...............................     12,601         4,929(H)       2,317(I)      19,847       11,562        1,142(H)
 Amortization of loan costs.............      1,013            27(J)                      1,040          913
 General and administrative.............      4,142                                       4,142        4,499
 Amortization of unearned directors' and
   officers' compensation...............         92                                          92          738
 Rental expense.........................        566           248(D)          47(K)         861          180
 Loss on sale of hotel properties.......                                                               1,164
                                            -------       -------        -------       --------      -------       ------
       Total Expenses...................     45,316        14,185          7,042         66,543       45,222        2,580
Income before extraordinary item and
 minority interest......................     26,445        11,291          2,105         39,841       37,847        3,061
Extraordinary charge from write-off of
 deferred financing fees................      1,984        (1,984)(L)
                                            -------       -------        -------       --------      -------       ------
Income before minority interest.........     24,461        13,275          2,105         39,841       37,847        3,061
Minority interest.......................        918                                       1,615        3,615
                                            -------                                    --------      -------
Net income..............................     23,543                                      38,226       34,232
Preferred stock dividends...............                                   6,531(M)       6,531        1,412
                                            -------                      -------       --------      -------
Net income applicable to common
 shareholders...........................    $23,543                      $(4,426)      $ 31,695      $32,820
                                            =======                      =======       ========      =======
Net income per share:
 Basic..................................        .82                                         .88
 Diluted................................        .82                                         .88
Weighted average number of common shares
 outstanding:
 Basic..................................     28,773                                      36,152
                                            =======                                    ========
 Diluted................................     29,963                                      38,056
                                            =======                                    ========


                                              RFS
                                          HISTORICAL,     MERGER
                                          AS ADJUSTED   ADJUSTMENTS    PRO FORMA
                                          -----------   -----------    ---------
Revenue:
 Percentage lease revenues..............    $88,590       $ 8,949(C)   $202,752
 Gain on sale of hotel properties.......                                    666
 Other income...........................        120                         625
                                            -------       -------      --------
       Total Revenue....................     88,710         8,949       204,043
Expenses:
 Real estate and personal property
   taxes................................      8,629         2,349(N)     21,004
 Property and casualty insurance........        744          (744)(O)
 Depreciation and amortization..........     18,231        14,404(P)     63,170
 Interest...............................     12,704         9,471(Q)     42,022
 Amortization of loan costs.............        913          (413)(R)     1,540
 General and administrative.............      4,499        (3,474)(S)     5,167
 Amortization of unearned directors' and
   officers' compensation...............        738          (738)(T)        92
 Rental expense.........................        180                       1,041
 Loss on sale of hotel properties.......      1,164                       1,164
                                            -------       -------      --------
       Total Expenses...................     47,802        20,855       135,200
Income before extraordinary item and
 minority interest......................     40,908       (11,906)       68,843
Extraordinary charge from write-off of
 deferred financing fees................
                                            -------       -------      --------
Income before minority interest.........     40,908       (11,906)       68,843
Minority interest.......................      3,689                       4,403
                                            -------                    --------
Net income..............................     37,219                      64,440
Preferred stock dividends...............      1,412        (1,412)        6,531
                                            -------                    --------
Net income applicable to common
 shareholders...........................    $35,807                    $ 57,909
                                            =======                    ========
Net income per share:
 Basic..................................                                    .77
 Diluted................................                                    .77
Weighted average number of common shares
 outstanding:
 Basic..................................                                 74,926
                                                                       ========
 Diluted................................                                 80,769
                                                                       ========

---------------

(A) As it relates to the Company, amount represents pro forma lease revenue calculated by applying the rent provisions of the Percentage Leases to the historical results of operations of the 1997 Hotel Acquisitions for the period prior to their acquisition. As it relates to RFS, the pro forma adjustment for the three months ended March 31, 1998 represents an estimate for base rent for the period prior to the opening of two hotels in 1998. The pro forma adjustment for the year ended December 31, 1997 represents pro forma lease revenue calculated by applying the rent provisions of the percentage leases to the historical results of operations of six hotels acquired by RFS in 1997 for the period prior to their acquisition, and an estimate for base rent of $1,560 for the period prior to the opening of three hotels in 1997. Additionally assumes annual base rent of $960 for each of two hotels opened in the first quarter of 1998.
(B) Represents an adjustment for pro forma lease revenue from the Company's Prime Lessee based upon the Company's estimates of the Percentage Lease rent provisions for new hotel leases expected to be entered into upon completion of the purchase of the AmeriSuites Acquisition Hotels. For the three months ended March 31, 1998, the adjustment includes an estimate for base rent of $64 for the period prior to the opening of one hotel in 1998. For the year ended December 31, 1998, the adjustment includes an estimate for base rent of $4,087 for the period prior to the opening of six hotels in 1997. The actual rent provisions in the Percentage Leases may vary from the estimates used in developing the pro forma lease payments.

(C) Represents an adjustment to reflect the pro forma results of increased rent from new leases which the Company expects to enter into with respect to certain of the RFS Hotels, excluding those hotels acquired or opened by RFS after March 31, 1998, and based upon the Company's estimate of the new rent terms for such new leases. The actual rent provisions of such new leases may vary from such estimate.
(D) As it relates to the Company, amount represents a pro forma adjustment for historical real estate and personal property taxes and rental expense of the 1997 Hotel Acquisitions incurred during the period prior to their respective dates of acquisition by the Company. As it relates to RFS, the pro forma adjustment for the three months ended March 31, 1998 represents an estimate for real estate taxes for two hotels for the period prior to their opening in 1998. The pro forma adjustment for the year ended December 31, 1997 represents an adjustment for historical real estate taxes of six hotels acquired by RFS in 1997 for the period prior to their acquisition, and an estimate for real estate taxes of $195 for the period prior to the opening of three hotels in 1997. Additionally, includes an estimate for annual real estate taxes of $320 for two hotels that were opened in the first quarter of 1998.
(E) Represents an adjustment for the real estate and personal property taxes of the AmeriSuites Acquisition Hotels that will be paid by the Company upon completion of the acquisition. For the three months ended March 31, 1998, amount represents a pro forma adjustment for the historical real estate and personal property taxes of the AmeriSuites Acquisition Hotels. For the year ended December 31, 1997, the amount represents the historical real estate and personal property taxes incurred by the three AmeriSuites Acquisition Hotels open for the full year of 1997, plus the Company's estimate of annual real estate and personal property taxes to be incurred by the six AmeriSuites Acquisition Hotels that were not open for all of 1997.
(F) As it relates to the Company, amount represents an adjustment for depreciation of buildings and improvements, and furniture, fixtures, and equipment of the 1997 Hotel Acquisitions during the period prior to their respective dates of acquisition by the Company, based on their respective acquisition costs. As it relates to RFS, amount represents an adjustment for depreciation of buildings and improvements, and furniture, fixtures, and equipment for two hotels opened in 1998, based on their respective development costs. Depreciation and amortization is computed on a straight-line basis over 31 years for building and improvements, 7 years for furniture, fixtures and equipment, and 10-15 years for franchise agreements.
(G) Represents an adjustment for depreciation and amortization related to the AmeriSuites Acquisition Hotels based upon the aggregate purchase price of $96,997 and an assumed allocation of $14,743 to land, $72,784 to buildings and improvements, and $9,470 to furniture, fixtures and equipment. Depreciation is computed on a straight-line basis over assumed estimated useful lives of 31 years for buildings and improvements and 7 years for furniture, fixtures and equipment.
(H) As it relates to the Company, the pro forma adjustment for interest expense for the three months ended March 31, 1998 represents a reduction in interest expense caused by the decrease in the borrowing levels resulting from the assumption that the 1998 Offerings had occurred prior to January 1, 1998, based on the Company's borrowing rates. The pro forma adjustment for the year ended December 31, 1997 represents interest expense related to the acquisition costs of the 1997 Hotel Acquisitions as if they had been acquired on January 1, 1997, based on the Company's weighted average interest rate incurred during the period on historical outstanding borrowings. This increase in interest expense has been reduced by the decrease in the borrowing levels caused by the assumption that the 1997 Offerings and the 1998 Offerings had occurred on January 1, 1997. As it relates to RFS, the pro forma adjustment for interest expense for the three months ended March 31, 1998 represents a reduction in interest expense caused by the decrease in the borrowing levels resulting from the assumption that the RFS March 1998 common stock offering had occurred prior to January 1, 1998, based on RFS' borrowing rates. The pro forma adjustment for the year ended December 31, 1997 represents interest expense related to the acquisition costs of nine hotels acquired by RFS during 1997 as if they had been acquired on January 1, 1997, based on RFS' borrowing rates. This increase in interest expense has been reduced by the decrease in the borrowing levels caused by the assumption that the RFS March 1998 common stock offering had occurred on January 1, 1997.
(I) Represents an adjustment for interest expense related to the AmeriSuites Acquisition Hotels that reflects the interest on the incremental borrowings assumed to purchase the AmeriSuites Acquisition Hotels after giving effect to the use of the net proceeds of the Offering as described in "Use of Proceeds". The adjustment is based on the Company's weighted average interest rate incurred during the period on historical outstanding borrowings.
(J) Represents an adjustment for amortization expense on deferred loan costs related to the Company's issuance of the Bonds for the period in 1997 prior to their issuance.

(K) Represents an adjustment for the rental expense of the AmeriSuites Acquisition Hotels that will be paid by the Company upon completion of the acquisition. Amount represents the historical rental expense of four of the AmeriSuites Acquisition Hotels incurred during the periods presented.
(L) Represents the elimination of the historical extraordinary charge incurred by the Company in 1997.
(M) Represents the preferred stock dividends that would have been paid by the Company following consummation of the Offering.
(N) Represents an adjustment for estimated incremental annual real estate taxes of $2,000 based upon the Company's estimates of property value reassessments of the RFS Hotels which will result from consummation of the Merger, and an annual amount of $349 for personal property taxes previously paid by RFS Lessees.
(O) Represents the elimination of RFS' historical property and casualty insurance expense which will be paid by the Company's Lessees following consummation of the Merger.
(P) Represents an adjustment necessary to reflect incremental depreciation on the RFS Hotels due to the step-up in cost basis attributable to the application of purchase accounting. The adjustment reflects an assumed allocation of the step-up in cost basis of approximately $46 to land, $335 to buildings and improvements, $2 to franchise agreements, and an amount necessary to reflect an estimated useful life of 31 years for buildings and improvements, 7 years for furniture, fixtures and equipment and 10 to 15 years for franchise agreements. RFS historical depreciation reflects a useful life of 40 years for buildings and improvements. The estimated useful lives utilized by management are based upon their knowledge of hotel properties and the hotel industry in general.
(Q) Represents an adjustment for interest expense related to the estimated additional borrowings of $125,777 incurred to pay direct costs of the Merger, based on the Company's weighted average interest rate incurred during the respective periods on historical outstanding borrowings.
(R) Represents (i) the elimination of the historical amortization of deferred financing costs of RFS and (ii) the amortization of the estimated incremental financing costs of $1,500 that will be incurred upon consummation of the Merger.
(S) Represents (i) the elimination of the historical amounts of general and administrative expenses of RFS and (ii) the estimated incremental general and administrative expenses to be incurred by the Company.
(T) Represents elimination of the 1997 historical amortization expense of unearned directors' and officers' compensation of RFS as a result of the Merger.

PROSPECTUS

                               EQUITY INNS, INC.
                                  $400,000,000

              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES
                             ---------------------

     Equity Inns, Inc. (together with its subsidiaries, the "Company") may from time to time offer and sell (i) shares of its Common Stock, $.01 par value (the "Common Stock"), (ii) in one or more series, shares of its Preferred Stock, $.01 par value (the "Preferred Stock") and (iii) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series and represented by depositary receipts ("Depositary Shares"), all with an aggregate public offering price of up to $400,000,000, on terms to be determined at the time of offering. The Common Stock, Preferred Stock and Depositary Shares offered hereto (the "Offered Securities") may be offered in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). The aggregate public offering price and terms of the Offered Securities will be determined by market conditions at the time such securities are offered.

     The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ENN." The Company's charter contains limitations on direct or beneficial ownership and restrictions on transfer of the Common Stock to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Common Stock."

     The applicable Prospectus Supplement shall set forth with respect to (i) Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock; (ii) Common Stock, the specific number of shares and issuance price per share; (iii) Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.

     The Offered Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or by the Company, directly or through agents, to other purchasers. Certain terms of any offering and sale of the Offered Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares to be purchased, the purchase price of the shares to be purchased, any applicable commissions, discounts and other compensation to underwriters, dealers and agents, and the proceeds to the Company from such sale, will be set forth in, or will be calculable from information contained in, a Prospectus Supplement. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE OFFERED SECURITIES.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                 The date of this Prospectus is April 21, 1998.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in the Prospectus and in any applicable Prospectus Supplement which could cause actual results to differ, including those discussed in the section herein entitled "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site at http:/www.sec.gov, and reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (including the Company) can be obtained from that site. The Common Stock is listed on the New York Stock Exchange ("NYSE"), and such reports, proxy and informational statements and other information concerning the Company can be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Equity Inns, Inc. (the "Company") with the Commission (File No. 0-23290) are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Current Reports on Form 8-K dated January 20, 1998 and February 12, 1998; and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 19, 1996. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus or any Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Equity Inns, Inc., 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, Attention: Howard A. Silver, Corporate Secretary, telephone number (901) 761-9651.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

                                  THE COMPANY

     The following is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless the context indicates otherwise, the term "Company" includes the Company's subsidiaries and controlled entities.

     The Company is a self-administered equity real estate investment trust ("REIT") incorporated as a Tennessee corporation in November 1993 to acquire equity interests in hotel properties. The Company completed its initial public offering in March 1994. The Company, through Equity Inns Trust (the "Trust"), a wholly-owned subsidiary of the Company, is the sole general partner of the Equity Inns Partnership, L.P. (the "Partnership") and at March 1, 1998 owned approximately a 95.1% general partnership interest in the Partnership. At March 1, 1998, the Company, through the Partnership, owned 89 hotels with an aggregate of 10,778 rooms located in 30 states (the "Current Hotels"). The Current Hotels operate as Hampton Inn(R) hotels (57), AmeriSuites(R) hotels (10), Residence Inn(R) hotels (9), Homewood Suites(R) hotels (5), Holiday Inn(R) hotels (4), Comfort Inn(R) hotels (3), and one Holiday Inn Express(R) hotel. The Company has entered into contracts to acquire two additional hotels with an aggregate of 411 rooms in two states (the "Acquisition Hotels" and, together with the Current Hotels, the "Hotels").

     In order to qualify as a REIT under federal tax provisions, neither the Company, the Partnership nor the Trust can operate hotels. The Partnership leases 79 of its Current Hotels to subsidiaries (collectively, the "Interstate Lessee") of Interstate Hotels Company ("Interstate"), and all of its AmeriSuites hotels to a subsidiary (the "Prime Lessee") of Prime Hospitality Corp. ("Prime"), pursuant to leases ("Percentage Leases") that provide for annual rent equal to the greater of (i) a fixed annual base rent ("Base Rent") or (ii) percentage rent based on the revenues of the Hotels ("Percentage Rent"). The Interstate Lessee and the Prime Lessee are referred to herein as, collectively, the "Lessees" and, individually, a "Lessee." On December 2, 1997, Interstate announced that it had agreed to be acquired by Patriot American Hospitality, Inc.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its taxable income. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer and ownership of shares of Common Stock. See "Restrictions on Ownership of Common Stock." The Company has adopted the calendar year as its taxable year. The Company's Charter limits consolidated indebtedness to 45% of the Company's investment in hotel properties, at its cost.

     The Company's principal executive offices are located at 4735 Spottswood, Suite 102, Memphis, Tennessee 38117 and its telephone number is (901) 761-9651.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making an investment decision regarding the Offered Securities offered hereby.

COMPANY'S RELIANCE UPON ITS LESSEES

     In order for the Company to continue to qualify as a REIT, neither the Company nor the Partnership can operate any hotel or participate in the decisions affecting the daily operations of any hotel. The Interstate Lessee leases 79 of the Current Hotels, and the Prime Lessee leases all ten of the AmeriSuites brand Current Hotels. The Lessees control the daily operations of the Company's hotels. Neither the Company nor the Partnership has the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel. Even if the Company's management believes the Hotels are being operated inefficiently or in a manner that does not result in an appropriate level of Percentage Rent payments to the Company or the Partnership under the Percentage Leases, neither the Company nor the Partnership may require a change to the method of operation. The Company is dependent on lease payments from the Lessees for substantially all of its revenues.

DEBT LIMITATION

     The Company intends to continue to pursue a growth strategy which includes acquiring hotel properties. There is a risk that the Company will not have access to sufficient equity capital to pursue its acquisition strategy. Since, in order to qualify as a REIT, the Company generally must distribute at least 95% of its taxable income annually and thus cannot retain earnings and the Company's Charter limits outstanding indebtedness to 45% of the Company's investment in hotel properties at cost, the Company's ability to continue to make acquisitions will depend primarily on its ability to obtain additional private or public equity financing. There can be no assurance that such financing will be available. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Distribution Requirements" in the accompanying Prospectus.

DEVELOPMENT RISKS

     As part of its growth strategy, the Company intends to develop additional hotels. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in completion of construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue levels once opened, the risk of competition for suitable development sites from competitors that may have greater financial resources that the Company and the risks of incurring substantial costs in the event a development project must be abandoned prior to completion. Although the Company intends to manage development to minimize such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations.

HOTEL INDUSTRY RISKS

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, competition from other hotels; over-building in the hotel industry, which adversely affects occupancy and revenues; increases in operating costs due to inflation and other factors, which increases have not been, and may not be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses affecting travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Lessees' ability to make lease payments and therefore the Company's ability to make expected distributions to shareholders. Further, decreases in room revenues of the Hotels would result in decreased revenues to the Partnership under the Percentage Leases and, therefore, decreased amounts available for distribution to the Company's shareholders.

  Competition

     Competition for Guests; Operations. The hotel industry is highly competitive. The Hotels compete with other hotel properties in their geographic markets. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessees.

     Competition for Acquisitions. The Company will compete for investment opportunities with entities which have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company can manage prudently. Competition generally may reduce the number of suitable investment opportunities offered to the Company and may increase the bargaining power of property owners seeking to sell. Further, the Company believes that competition from entities organized for purposes substantially similar to the Company's objectives has increased and will increase significantly in the future.

  Seasonality of Hotel Business

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's lease revenues. Quarterly earnings may be adversely affected by factors beyond the Company's control, including poor weather conditions and economic factors. The Company may be required to enter into short-term borrowing in the first and fourth quarters in order to offset such fluctuations in revenues and to fund the Company's anticipated obligations, including distributions to its shareholders.

  Investment Concentration in Certain Segments of Single Industry

     The Company's current investment strategy is to acquire interests in limited service and extended stay hotel properties. Therefore, a downturn in the hotel industry, in general, and the limited service and extended stay segments, in particular, will have a material adverse effect on the Company's lease revenue and amounts available for distribution to its shareholders.

  Emphasis on Certain Hotels Brands

     Because 57 of the Current Hotels operate as Hampton Inn hotels, ten Current Hotels operate as AmeriSuites hotels and nine Current Hotels operate as Residence Inn hotels, the Company is subject to risks inherent in concentrating investments in certain franchise brands, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and amounts available for distribution to its shareholders.

  Capital Expenditures

     The Company's hotel properties have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. Franchisors of the Hotels may also require periodic capital improvements as a condition of retaining the franchise licenses. The cost of such capital improvements could have an adverse effect on the Company's financial condition. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that the Company will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels. The Company intends to fund such improvements out of future cash from operations, present cash balances or the remaining available borrowing capacity under its three-year $250 million unsecured line of credit (the "Unsecured Line of Credit").

REAL ESTATE INVESTMENT RISKS

  General Risks of Investing in Real Estate

     The Company's investments in the Hotels are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders are both dependent upon the ability of the Lessees to operate the Hotels in a manner sufficient to maintain or increase room revenues and to generate sufficient income in excess of operating expenses to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real property tax rates and other operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, floods and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

  Operational Risks of Rapid Growth

     Beginning with the Company's initial public offering in March 1994, the Company has acquired 89 hotels and has contracted to acquire an additional two hotels, increasing the size and geographic dispersion of the Company's hotel properties. The Company's growth strategy also contemplates acquisitions of additional hotels that meet the Company's investment criteria, further increasing the size and geographic dispersion of its hotel properties. Failure of the Company and the Lessees to effectively manage such expanded operations could have a material adverse effect on the Hotels' operating results. Deteriorating operations could negatively impact revenues at the Hotels and, therefore, the lease payments under the Percentage Leases and amounts available for distribution to shareholders.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner or real property assets. Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company's Board of Directors will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to use or sell the property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for release of hazardous or toxic substances, including asbestos-containing materials ("ACMs"), into the environment or a work place, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous or toxic substances, including ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of the Hotels, the Company or the Partnership may be potentially liable for any such costs. The cost of defending against claims of liability or remediating the contaminated property or otherwise complying with environmental laws could materially adversely affect amounts available for distribution to the Company's shareholders. Phase I environmental audits have been obtained on each of the Hotels in connection with their respective acquisitions by the Partnership. The purpose of Phase I audits is to identify potential environmental contamination for which the Hotels may be responsible and the potential for environmental regulatory compliance liabilities. The Phase I audit reports on the Hotels did not reveal any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, results of operating or liquidity, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

     The Clean Water Act ("CWA") prohibited the Environmental Protection Agency ("EPA") from requiring permits for all but a few (primarily industrial and certain municipal) discharges of storm water prior to October 1, 1994. Even though the moratorium ended, the EPA has not yet issued permitting regulations for non-industrial and non-municipal discharges of storm water. In October 1994, EPA officials indicated that all storm water discharges without permits were technically in violation of the CWA. How the EPA will ultimately define the universe of dischargers requiring a permit is unclear. Nevertheless, it is possible that storm water drainage to a navigable water from one or more of the Company's properties is a discharge in violation of the CWA since October 1, 1994. Penalties for non-compliance may be substantial. Although the EPA has stated that it will not take enforcement action against those storm water dischargers formerly subject to the moratorium and the Company is not aware of any current or reasonably likely penalties to be imposed for its storm water discharges, it is possible, given the uncertainty about the scope and timing of EPA or state regulations on the subject, that liability may exist.

COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT AND OTHER CHANGES IN GOVERNMENTAL RULES AND REGULATIONS

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make substantial modifications at the Hotels to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make distributions to its shareholders could be adversely affected.

FLUCTUATIONS IN PROPERTY TAXES

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make distributions to its shareholders could be adversely affected.

RISKS OF LEVERAGE

     The Company's Charter currently provides that the Company may not incur consolidated indebtedness in an amount in excess of 45% of the Company's investment in hotel properties, at its cost, which cost includes the fair market value of any equity securities issued in connection with the acquisition of hotel properties, after giving effect to the Company's use of proceeds from any indebtedness. The Company may submit to its shareholders for approval an amendment to the Charter which removes the Charter's limitation on indebtedness. The Company currently has the Unsecured Line of Credit to provide, as necessary, working capital, funds for investments in additional hotel properties and cash to pay dividends.

     There can be no assurance that the Company will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Hotels, to foreclosure. Adverse economic conditions could result in higher interest rates which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate caps contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. However, there can be no assurances that such hedging would be effective in mitigating the adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

     In February 1997, EQI Financing Partnership I, L.P., the Company's indirect subsidiary, issued $88 million of fixed-rate, collateralized bonds in three classes. The expected repayment dates for Classes A, B and C of the Bonds are November 20, 2006, February 20, 2007 and February 20, 2007. Upon maturity of the Class A Bonds, the Company is required to use substantially all of its cash flow to amortize the remaining outstanding principal amount of the Bonds. If the remaining principal amounts cannot be refinanced, the Company's ability to make required distributions to its shareholders could be adversely affected and its status as a REIT could be jeopardized. There can be no assurance that such refinancing will be available or will be on terms acceptable to the Company.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     All of the Current Hotels are subject to franchise agreements. The continuation of the franchise licenses is subject to specified operating standards and other terms and conditions. The franchisors periodically inspect their licensed properties to confirm adherence to operating standards. The failure of a hotel, the Partnership or a Lessee to maintain such standards or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Partnership and the Lessee may seek to obtain a suitable replacement franchise, or to operate the hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Although the Percentage Leases require the Lessees to maintain the franchise license for each Hotel, a Lessee's loss of a franchise license for one or more of the Hotels could have a material adverse effect on the Partnership's revenues under the Percentage Leases and the Company's cash available for distribution to its shareholders.

ABILITY OF BOARD OF DIRECTORS TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, operations and distributions, are determined by its Board of Directors. The Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Ownership Limitation

     The Ownership Limitation (as defined herein and as described under "Description of Capital Stock -- Charter and Bylaw Provisions -- Restrictions on Transfer"), which provides that no person may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors, even if the change of control is in the shareholders' interests.

  Staggered Board

     The Board of Directors of the Company has three classes of directors. The current terms of the Company's directors expire in 1998, 1999 and 2000, respectively. Directors for each class will be elected for a three-year term upon the expiration of that class' term. The staggered terms of directors may affect the shareholders' ability to change control of the Company, even if such a change were in the shareholders' interests. See "Description of Capital
Stock -- Charter and Bylaw Provisions." The foregoing may also discourage offers or other bids for the Common Stock at a premium over the market price.

  Authority to Issue Preferred Stock

     The Company's Charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. See "Description of Capital Stock -- Preferred Stock." The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interests.

  Tennessee Anti-Takeover Statutes

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 103 of Title 48 of the Tennessee Code, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Capital Stock -- Tennessee Anti-Takeover Statutes."

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. The Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "Service") that it qualifies as a REIT. The continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income and the amount of its distributions to the shareholders of the Company. See "Federal Income Tax Considerations -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the shareholders would be reduced for each of the years involved. Although the Company currently intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of a majority of the shareholders, to revoke the REIT election. See "Federal Income Tax Considerations."

  REIT Minimum Distribution Requirements

     In order to avoid corporate income taxation of the earnings it distributes, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year and (iii) 100% of its undistributed income from prior years. To the extent that the Company elects to retain and pay income tax on its net long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

     The Company has made and intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of the Company's share of the income of the Partnership, and the Company's cash available for distribution consists primarily of the Company's share of cash distributions from the Partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

     Distributions by the Partnership will be determined by the Board of Directors of the Company, as the sole general partner of the Partnership, and will be dependent on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

 Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status

     The Company has not requested, and does not expect to request, a ruling from the Service that the Partnership and its subsidiary partnerships (the "Subsidiary Partnerships") will be classified as partnerships for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership (or a Subsidiary Partnership) as a partnership for federal income tax purposes, the Partnership (or Subsidiary Partnership) would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership (or a Subsidiary Partnership) would substantially reduce the amount of cash available for distribution to the Company and its shareholders. See "Federal Income Tax Considerations -- Tax Aspects of the Partnership and Subsidiary Partnerships."

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, no more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. Furthermore, if any shareholder or group of shareholders of a Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Charter prohibits direct or indirect ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any person or group (the "Ownership Limitation"), subject to adjustment as described below. Generally, the capital stock owned by affiliated owners will be aggregated for purposes of the Ownership Limitation.

     Any transfer of shares that would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio, and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning shares in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation.

     The Company's Charter sets the redemption price of the stock to be redeemed at the lesser of the market price on the date the Company provides written notice of redemption or the date such stock was purchased, subject to certain provisions of Tennessee law. Therefore, the record holder of stock in excess of the Ownership Limitation may experience a financial loss when such shares are redeemed, if the market price falls between the date of purchase and the date of redemption. See "Restrictions on Ownership of Common Stock" and "Federal Income Tax Considerations -- Requirements for Qualification."

RISKS RELATING TO YEAR 2000 ISSUE

     Many existing computer programs were designed to use only two digits to identify a year in the date field without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company is addressing the "Year 2000" issue with respect to its operations. Failure of the Company or its lessees to properly or timely resolve the "Year 2000" issue could have a material adverse effect on the Company's business.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is traded on the NYSE under the symbol "ENN." The following table sets forth for the indicated periods the high and low closing prices for the Common Stock, as traded through the facilities of the NYSE and, prior to September 9, 1996, The Nasdaq Stock Market, and the cash distributions declared per share:

                                                                                      CASH
                                                                 PRICE RANGE      DISTRIBUTIONS
                                                              -----------------     DECLARED
                                                               HIGH       LOW       PER SHARE
                                                              -------   -------   -------------
YEAR ENDED DECEMBER 31, 1995
First Quarter...............................................  $11 1/8   $ 9 1/2       $0.24
Second Quarter..............................................   12        10 3/8        0.24
Third Quarter...............................................   12 1/2    10 3/8        0.26
Fourth Quarter..............................................   12        10 3/4        0.26
YEAR ENDED DECEMBER 31, 1996
First Quarter...............................................   13 1/4    11 1/2        0.28
Second Quarter..............................................   12 3/4    11 1/4        0.28
Third Quarter...............................................   13        11            0.28
Fourth Quarter..............................................   13 1/8    11 1/8        0.28
YEAR ENDED DECEMBER 31, 1997
First Quarter...............................................   14 1/2    12 1/2        0.28
Second Quarter..............................................   14 1/8    12 7/8        0.28
Third Quarter...............................................   15 3/16   13 1/4        0.29
Fourth Quarter..............................................   16 9/16   14 1/8        0.29
YEAR ENDING DECEMBER 31, 1998
First Quarter (through March 17, 1998)......................   15 15/16   14 7/16

     On March 17, 1998, there were 1,072 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 31,000 beneficial owners.

     The Company intends to make regular quarterly distributions to its shareholders. The Company's ability to make distributions is dependent on the receipt of distributions from the Partnership. In order to qualify as a REIT for federal income tax purposes, the Company must distribute to shareholders annually at least 95% of its taxable income. The Company, as general partner of the Partnership through a wholly-owned subsidiary, intends to cause the Partnership to distribute to its partners sufficient amounts to permit the Company to make regular quarterly distributions to its shareholders. The Partnership's primary source of revenue consists of rent payments from the Lessees under the Percentage Leases.

     Future distributions paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the directors of the Company deem relevant.

                                USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of the Offered Securities by the Company to the Partnership in exchange for additional units of partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Common Stock will be used by the Company and the Partnership for general corporate purposes, which may include repayment of indebtedness, making improvements to hotel properties and the acquisition of additional hotel properties.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods presented.

                                                              1997   1996   1995   1994(1)   1993(1)
                                                              ----   ----   ----   -------   -------
Ratio of earnings to fixed charges..........................  2.9    3.5    3.0      7.7       1.4

---------------

(1) Periods prior to March 1, 1994 (the date of the Company's initial public offering) reflect data for the Company's predecessor entities.

     The consolidated ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. To date, the Company has not issued any Preferred Shares; therefore, the ratio of earnings to combined fixed charges and preferred share dividends and the ratio of earnings to fixed charges are the same. For purposes of computing the ratio, earnings have been calculated by adding fixed charges to income before minority interest. Fixed charges consist of interest expense and amortization of loan origination fees.

     Prior to the completion of the Company's initial public offering ("IPO") in March 1994 and intent to qualify as a REIT, the Company's predecessor entities operated in a manner so as to minimize net taxable income and were capitalized primarily with debt.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Company's Charter, the total number of shares of all classes of capital stock that the Company has authority to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. At February 27, 1998, there were 35,585,257 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Charter and the Company's Bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are exhibits to the Registration Statement.

COMMON STOCK

     Subject to the provisions of the Charter described under "Restrictions on Ownership of Capital Stock," the holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power of the Company. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no conversion, sinking fund, redemption rights or any other preemptive rights to subscribe for any securities of the Company. Upon issuance and delivery against payment therefor, all shares of Common Stock offered hereby will be duly authorized, fully paid and non-assessable.

     The Common Stock is traded on the New York Stock Exchange under the symbol "ENN." The transfer agent and registrar for the Company's Common Stock is SunTrust Bank, Atlanta, Georgia. The Company will apply to the NYSE to list the additional Common Shares to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

     The applicable Prospectus Supplement will describe each of the following terms that may be applicable in respect of any Preferred Stock offered and issued pursuant to this Prospectus: (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share;
(3) any maturity date; (4) any mandatory or option redemption or repayment dates and terms or sinking fund provisions; (5) any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) any rights to convert the Preferred Stock into other securities or rights, including a description of the securities or rights into which such Preferred Stock is convertible (which may include other Preferred Stock) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions; (8) the place or places where dividends and other payments with respect to the Preferred Stock will be payable; and (9) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining the Company's qualification as a REIT under the Code. Upon issuance and delivery against payment therefor, all shares of the Preferred Stock offered hereby will be duly authorized, fully paid and non-assessable.

CHARTER AND BYLAW PROVISIONS

  Staggered Board of Directors

     The Charter provides that the Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors with the classes serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors.

     The classification provisions also could have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal; Filling Vacancies

     The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the directors shall be directors of the Company who are not officers or employees of the Company or Affiliates (as defined below) of (i) any advisor to the Company under an advisory agreement, (ii) any lessee of any property of the Company,
(iii) any subsidiary of the Company or (iv) any partnership which is an Affiliate of the Company (the "Independent Directors"), except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. "Affiliate" is defined as being (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such person or (iii) any officer, director, employee, partner or trustee of such person or any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). There are four directors currently, three of whom are Independent Directors. The holders of Common Stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder entitled to vote from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the affirmative vote of the holders of 75% of the outstanding shares entitled to vote in the election of directors at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Company's Charter obligates the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Tennessee law. The Tennessee Business Corporation Act ("TBCA") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a proceeding to which they may be made a party by reason of their service in those or other capacities if (i) such persons conducted themselves in good faith, (ii) they reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in its best interests and, in all other cases, that their conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

     Any indemnification by the Company pursuant to the provisions of the Charter and the TBCA described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company currently purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and is, therefore, unenforceable.

     The TBCA permits the charter of a Tennessee corporation to include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law or (iii) for unlawful distributions that exceed what could have been distributed without violating the TBCA or the corporation's charter. The Company's Charter contains a provision eliminating the personal liability of its directors or officers to the Company or its shareholders for money damages to the maximum extent permitted by Tennessee law from time to time.

  Amendment

     The Company's Charter may be amended by the affirmative vote of the holders of a majority of the shares of the Common Stock present at a meeting at which a quorum is present, with the shareholders voting as a class with one vote per share; provided, however, that (i) the Charter provision providing for the classification of the Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class; (ii) the provisions relating to the limitation on indebtedness may not be amended without an affirmative vote of the holders of a majority of the outstanding shares of Common Stock; and (iii) the Company cannot take any action intended to terminate its qualification as a REIT without the approval of the holders of two-thirds of the outstanding shares of Common Stock. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of Common Stock, provided that provisions with respect to the staggered terms of the Board of Directors cannot be amended without the affirmative vote of 80% of the members of the entire Board of Directors or the holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

  Operations

     Pursuant to its Charter, the Company generally is prohibited from engaging in certain activities, including (i) incurring consolidated indebtedness in excess of 45% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness, and (ii) acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

TENNESSEE ANTI-TAKEOVER STATUTES

     In addition to certain of the Company's Charter provisions discussed above, Tennessee has adopted a series of statutes which may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer, may offer to acquire any class of equity securities of an offeree company pursuant to a tender offer if, after the acquisition thereof, the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company (a "Takeover Offer"). However, this prohibition does not apply if the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities, and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and with the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes. Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by or on behalf of an offeree at any time within seven days from the date the Takeover Offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the Takeover Offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to shareholders of the offeree company, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the Takeover Offer.

     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction
(a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria. "Business combination" is defined by the statute as being any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation or dissolution proposed by the interested shareholder; (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder. "Interested shareholder" is defined as (i) any person that is the beneficial owner of 10% or more of the voting power of class or series of outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

                   RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Charter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Charter with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     Any transfer of shares which would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio to the fullest extent permitted under applicable law and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation, for a price equal to the lesser of (i) the market price on the date of notice of redemption; (ii) the market price on the date of purchase; or (iii) the maximum price allowed under the applicable provisions of the TBCA.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities or other property payable upon such redemption and any money, securities or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Depositary will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

RESTRICTIONS ON OWNERSHIP

     In order to safeguard the Company against an inadvertent loss of REIT status, the Deposit Agreement will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations that may be relevant to a prospective holder of Offered Securities is based on current law, is for general information only, and is not tax advice. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code ("Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE OFFERED SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended on December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT.

     Hunton & Williams has acted as tax counsel to the Company. Prior to issuing the Offered Securities, the Company expects to receive an opinion of Hunton & Williams as to its REIT qualification. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that the opinion of Hunton & Williams will be based on various assumptions and will be conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are described below in this discussion of "Federal Income Tax Considerations." Moreover, such continued qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that the Company elects to retain and pay income tax on its net capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. See "-- Proposed Tax Legislation."

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding share of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company believes it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). See "-- Proposed Tax Legislation." In addition, the Company's Charter provides for restrictions regarding ownership and transfer of the shares of Common and Preferred Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such transfer restrictions are described in "Description of Capital Stock -- Charter and Bylaw Provisions -- Restrictions on Transfer."

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes is considered an individual, although a trust that is a qualified trust under the Code section 401(a) is not considered an individual and the beneficiaries of such trust are treated as holding stock of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

     The Company currently has two subsidiaries and may have additional subsidiaries in the future. One subsidiary is the Trust and the other subsidiary is Equity Inn Services, Inc., both of which have been wholly owned by the Company since the commencement of their existence. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

     Income Tests. In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of share or securities, or from any combination of the foregoing. The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, the Company may furnish or render a de minimis amount of "noncustomary services" to the tenants of a hotel other than through an independent contractor as long as the amount that the Company receives that is attributable to such services does not exceed 1% of its total receipts from the hotel. For that purpose, the amount attributable to the Company's noncustomary services will be at least equal to 150% of the Company's cost of providing the services.

     Pursuant to the Percentage Leases, the Interstate Lessee and the Prime Lessee (collectively, the "Lessee") will lease from the Partnership the land, buildings, improvements, furnishings and equipment comprising the Current Hotels for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of the Base Rent or the Percentage Rent (collectively, the "Rents") and (ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by the room revenues for each of the Existing Properties in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formal are adjusted for inflation. The adjustment is calculated at the beginning of each calendar year based on the change in the Consumer Price Index ("CPI") during the prior calendar year. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid quarterly.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Code Section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes, and prior to issuing Offered Securities, the Company expects to obtain an opinion of Hunton & Williams as to the "true lease" status of the Percentage Leases for federal income tax purposes. Such opinion will be based, in part, on the following facts: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and dictates how the Hotels are operated, maintained, and improved, (iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowances for such costs provided by the Partnership under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (B) purchase the Hotel for an amount generally equal to the Partnership's investment in the Property, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, any opinion of Hunton & Williams with respect to the relationship between the Partnership and the Lessees will be based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Current Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Current Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Current Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Current Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). With respect to each Current Hotel that the Partnership has acquired in exchange for Units, the initial adjusted bases of the personal property in such hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such hotel. In addition, the Company believes that the value of the personal property at each Current Hotel acquired for cash was less than 15% of the purchase price of such hotel. Further, in no event will the Partnership acquire additional personal property for a hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property acquired by the Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Current Hotels, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is (i) based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, the Company has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conforms with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person.

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the share of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the share owned, directly or indirectly, by or for such person. The Company does not own, directly or constructively, any ownership interests in the Lessee. In addition, the Charter provides that no person may acquire Common or Preferred Stock if such person's acquisition of such stock would cause the Company to constructively own 10% or more of the ownership interests in any lessee. Thus, the Company should never own, actually or constructively, 10% of more of the Lessee.

     A fourth requirement for qualification of the Rents as "rents from real property" is that, within the 1% de minimis exception described above, the Company cannot furnish or render non-customary services to the tenants of the Current Hotels, or manage or operate the Current Hotels, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Partnership is not performing any services other than customary ones for the Lessee. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Current Hotels and to manage or operate such hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other non-qualifying income, during a taxable year exceed 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes non-customary services to the tenants of the Current Hotels, or manages or operates the Current Hotels, other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test. The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     The net income derived from any prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Current Hotels is purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the

Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     The Company is subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that is qualifying income for purposes of the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will be qualifying income for purposes of the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT at the close of the third taxable year following the taxable year in which such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury), The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent), or (iii) that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement Lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to reduce the interest rate risks with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations -- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater.

     Asset Tests. The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through share or long-term (at least five-year) debt offerings, temporary investments in shares or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in any partnership or qualified REIT subsidiary). See "-- Proposed Tax Legislation."

     If the Company should fail inadvertently to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the standards imposed by the asset tests arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Distribution Requirements. The Company, in order to qualify for the tax benefits accorded to REITs under the Code, is required to distribute dividends (other than capital gain dividends and retained capital gains) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. Any such retained amounts would be treated as having been distributed by the Company for purposes of the 4% excise tax. The Company intends to make timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company intends to comply with such requirements.

PARTNERSHIP ANTI-ABUSE RULE

     The U.S. Department of the Treasury has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions"), that authorizes the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or availed of in connection with a transaction (or series of related transactions), a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

     The Anti-Abuse Rule contains a example in which a corporation that elects to be treated as a REIT is formed to be a general partner in a partnership. The REIT contributes substantially all of the proceeds from a public offering to the partnership. The limited partners of the partnership contribute all of their real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in the real property contributed. In addition, the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as non-partners. It is conceivable that the application of the Anti-Abuse Rule could result in the loss of REIT status by the Company.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to noncorporate taxpayers is 28% for sales and exchanges of assets held for more than one year but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., depreciable real property) held for more than 18 months is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute, the Company may designate (subject to certain limits) whether such a distribution is taxable to its noncorporate shareholders at a 20%, 25%, or 28% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual deduction of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. The Service has issued final regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. Those regulations alter the current system of backup withholding compliance and will be effective for distributions made after December 31, 1998. See "-- Taxation of Non-U.S. Shareholders."

PROPOSED TAX LEGISLATION

     On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). Two provisions contained in the Proposal potentially could affect the Company if enacted in final form. First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a

REIT on or after the date of "first committee action" (i.e., first action by the House Ways and Means Committee with respect to the provision). If enacted as presently written, that provision would severely limit the use by a REIT of taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received by the REIT. Second, the Proposal would require recognition of any built-in gain associated with the assets of a "large" C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. This provision would require immediate recognition of gain if, at any time after December 31, 1998, a "large" C corporation merges into the Company.

TAX ASPECTS OF THE PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership and Subsidiary Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS A PARTNERSHIP

     The Company will be entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership.

     In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnership and the Subsidiary Partnerships (each, a "Hotel Partnership"), will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any of its members was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. Each Hotel Partnership in existence on January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for federal income tax purposes. In addition, no Hotel Partnership was notified by a taxing authority on or before May 8, 1996 that its classification was under examination. The Hotel Partnerships intend to continue to be classified as partnerships and the Company has represented that no Hotel Partnership will elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradeable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). See
"-- Requirements for Qualification -- Income Tests." The U.S. Treasury Department has issued regulations (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. Each Hotel Partnership qualifies for the Private Placement Exclusion. If a Hotel Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, such Hotel Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     The Company believes that each Hotel Partnership will be treated as a partnership for federal income tax purposes and not as a corporation or association taxable as a corporation. The Company has not requested, and does not intend to request, a ruling from the Service that the Hotel Partnerships will be classified as a partnership for federal income tax purposes. However, prior to issuing Offered Securities, the Company expects to obtain an opinion of Hunton & Williams that, based on the provisions of the Partnership Agreement, the partnership agreements of each Subsidiary Partnership, certain factual assumptions, and certain representations, each Hotel Partnership will be treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation. Unlike a tax ruling, an opinion of counsel is not binding upon the Service, and no assurance can be given that the Service will not challenge the status of a Hotel Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Hotel Partnership would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Hunton & Williams will be based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

     If for any reason the Partnership was taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

INCOME TAXATION OF THE PARTNERSHIP AND ITS PARTNERS

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income and loss comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining three reasonable allocation methods.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating tax depreciation deductions attributable to the Current Hotels that results in the Company receiving a disproportionately large share of such deductions. In addition, gain on sale of a Current Hotel contributed by a Limited Partner or Limited Partners will be specially allocated to such Limited Partners to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally will be equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (I) the Company's allocable share of the Partnership's loss and (II) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. To the extent the Partnership has acquired properties for cash, the Partnership's initial basis in such Properties for federal income tax purposes generally was equal to the purchase price paid by the Partnership. The Partnership generally depreciates such depreciable property for federal income tax purposes under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership generally uses MACRS for furnishings and equipment. Under MACRS, the Partnership generally depreciates such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership generally uses ADS for buildings and improvements. Under ADS, the Partnership generally depreciates such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention. However, to the extent that the Partnership has acquired the properties in exchange for Units, the Partnership's initial basis in each Current Hotel for federal income tax purposes should be the same as the transferor's basis in that Current Hotel on the date of acquisition. Although the law is not entirely clear, the Partnership generally depreciates such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating depreciation deductions attributable to the Existing Properties or other contributed properties that results in the Company receiving a disproportionately large share of such deductions).

SALE OF THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Partnership on the sale of property by the Partnership held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Current Hotels will be allocated first to the Limited Partners who contributed those hotels under Section 704(c) of the Code to the extent of their "built-in gain" on those hotels for federal income tax purposes. The Limited Partners' "built-in gain" on the Current Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those hotels over the Limited Partners' tax basis allocable to those hotels at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the hotels will be allocated among the partners in accordance with their respective percentage interests in the Partnership. The Board of Directors has adopted a policy that any decision to sell a hotel will be made by a majority of the Independent Directors. See "Risk Factors -- Conflicts of Interest -- Conflicts Relating to Sales of McNeill Initial Hotels."

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax
Considerations -- Requirements For Qualification -- Income Tests" above. The Company, however, does not presently intend to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through designated agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of the Offered Securities and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Offers to purchase the Offered Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment. Any such agent may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the Offered Securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of the Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement.

     If a dealer is utilized in the sale of the Offered Securities, the Company will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable Prospectus Supplement.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Offers to purchase the Offered Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction prices, if utilized, will be described in the applicable Prospectus Supplement.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Hunton & Williams. The description of federal income tax considerations under the caption "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF SERIES A PREFERRED STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Risk Factors..........................  S-12
Use of Proceeds.......................  S-15
Capitalization........................  S-15
Business and Properties...............  S-16
Management............................  S-22
Description of Series A Preferred
  Stock...............................  S-25
Certain Federal Income Tax
  Considerations......................  S-32
Underwriting..........................  S-37
Legal Matters.........................  S-38
Experts...............................  S-38
Unaudited Pro Forma Financial
  Information.........................   F-1
                 PROSPECTUS
Special Note Regarding Forward-Looking
  Statements..........................     i
Available Information.................     i
Incorporation of Certain Documents by
  Reference...........................     i
The Company...........................     1
Risk Factors..........................     2
Price Range of Common Stock and
  Distributions.......................     9
Use of Proceeds.......................    10
Ratio of Earnings to Fixed Charges....    10
Description of Capital Stock..........    10
Restrictions on Ownership of Common
  Stock...............................    14
Description of Depositary Shares......    15
Federal Income Tax Considerations.....    17
Plan of Distribution..................    31
Experts...............................    32
Legal Matters.........................    33

======================================================
======================================================
                                2,750,000 SHARES

                               EQUITY INNS, INC.

                           9 1/2% SERIES A CUMULATIVE
                                PREFERRED STOCK
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 JUNE 23, 1998

                                  ------------
                              SALOMON SMITH BARNEY

                              J.C. BRADFORD & CO.

                                CIBC OPPENHEIMER

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                             RONEY CAPITAL MARKETS

               A DIVISION OF FIRST CHICAGO CAPITAL MARKETS, INC.
======================================================